As filed with the Securities and Exchange Commission on December 30, 2005

REGISTRATION NO. 333-129153

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM SB-2

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

EP GLOBAL COMMUNICATIONS, INC.
(Name of Small Business Issuer in its Charter)

Delaware	**8200**	**14-1818396**
(State or other jurisdiction Of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Exceptional Parent Magazine
551 Main Street
Johnstown, Pennsylvania 15901
(814) 361-3860
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

JOSEPH VALENZANO
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR
EP GLOBAL COMMUNICATIONS, INC.
C/O EXCEPTIONAL PARENT MAGAZINE, 551 MAIN STREET
JOHNSTOWN, PENNSYLVANIA 15901
(814) 361-3860
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

RICHARD I. ANSLOW, ESQ.
ANSLOW & JACLIN, LLP
195 ROUTE 9 SOUTH, SUITE 204
MANALAPAN, NEW JERSEY 07726
TELEPHONE NO.: (732) 409-1212
FACSIMILE NO.: (732) 577-1188

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE
Common Stock, par value $.0001 per share (1)	206,666,666 (3)	$.04	$8,266,667	$972.98
Common Stock, par value $.0001 per share (2)	5,000,000	$.15	$750,000	$88.28
Total	211,666,666		$9,016,667	$1,061.26

(1) Represents shares of common stock issuable in connection with the conversion of promissory notes aggregating a maximum of $3,720,000 in accordance with a Securities Purchase Agreement dated September 22, 2005 between us and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC, respectively. We are required to register 200% of the estimated amount of shares of common stock issuable in connection with the conversion of the callable secured convertible note (or 206,666,666 shares of common stock) calculated to be due upon conversion of the maximum amount of promissory notes aggregating $3,720,000. The price of $.04 per share is being estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and is based on the estimated conversion price of the callable secured convertible notes ($.06 was the closing price on the date the transaction closed less a 60% discount).

(2) Represents shares of common stock issuable in connection with the exercise of our Warrants held by the following selling security holders: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC, respectively. The price of $.15 per share is being estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and is based on the exercise price of the Warrants.

(3) The number of shares being registered for the conversion of the callable secured convertible notes is 206,666,666 based on the following: closing stock price of $.06 divided by the full subscription price of $3,720,000 (62,000,000 shares) divided by .60 (or a 40% discount). This results in 103,333,333 shares. We are required to register 200% of the conversion shares. Therefore 200% of 103,333,333 equal the registered share amount of 206,666,666.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED , 2005

EP GLOBAL COMMUNICATIONS, INC.

206,666,666 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION
WITH THE CONVERSION OF PROMISSORY NOTES
5,000,000 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION
WITH THE EXERCISE OF WARRANTS

Our selling security holders are offering to sell 206,666,666 shares of common stock issuable in connection with the conversion of promissory notes and 5,000,000 shares of common stock issuable in connection with the exercise of Warrants.

THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is , 2005

Our shares of common stock are quoted on the OTC Bulletin Board under the symbol "EPGL." The last reported sale price of our common stock on December 28, 2005 was $.035.

We will receive no proceeds from the sale of the shares by the selling stockholders. However, we will receive proceeds from the exercise of the Warrants.

TABLE OF CONTENTS

ABOUT US

HOW WE ARE ORGANIZED AND OUR OPERATIONS

We were incorporated in Delaware in November 1999 under the name East Coast Airlines, Inc. In January 2004, we amended our certificate of incorporation and changed our name to EP Global Communications, Inc.

We operate our business through our subsidiary, Psy-Ed Corporation doing business as Exceptional Parent Magazine. PsyEd Corporation is a thirty-five year old communications company whose expressed business mission is to provide practical advice, emotional support and clinically relevant information to physicians, allied health care professionals, teachers, families and caregivers involved in the care and development of people with disabilities and special health care needs. We publish and distribute Exceptional Parent Magazine, an international publication designed to serve the information needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continuing Medical Education Programs ("CME"); has its own library of over 1,500 disability book titles and publishes clinical monographs that are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world. EP is also actively involved in the World Congress & Exposition on Disabilities (WCD) an international event that takes place once a year and has been in existence for six years. We are solely responsible for the educational content of this event that consists of over 100 CME and CEU accredited educational programs.

Over the years, we have adhered to a business strategy articulated in 1993 to develop a business platform for the dissemination of need-to-have proprietary information focused exclusively on chronic life-long disabling conditions such as cerebral palsy, epilepsy, multiple sclerosis, Parkinsons, inborn errors of metabolism, muscular dystrophy, spina bifida, and a host of other conditions, some of which are life threatening. Our entire focus is on this wide array of human conditions which are not taught in medical school and which are outside the traditional bio-medical model.

Our strategy has been to develop strong strategic relationships within the health care community with professional medical societies such as the American Academy of Developmental Medicine and Dentistry (AADMD), the Child Neurology Society (CNS) and Child Neurology Foundation (CNF). Additionally, we have also built strong relationships with lay and consumer organizations spanning a wide array of disorders.

Our goal is to create a multi media approach to the dissemination of this information. Thus, our business, while fundamentally related to our thirty-five year old publication, EP, also is capable of repackaging this information and publishing it in many different forms depending on the needs of the market. We do this via our *website*, http://www.eparent.com; custom communications which are essentially repackaged editorial products in stand-alone monograph form, augmented and supplemented by additional information not appearing in monthly issues of EP and endorsed by professional medical societies as well as consumer advocacy groups; the World Congress & Exposition on Disabilities, now in its sixth consecutive year and featuring over 100 CME and CEU accredited educational programs over a three day period; the EP Library with its 1,500 disability specific book titles and our on line interactive CME/CEU accredited educational programs directed to physicians, allied health care professionals such as nurses, therapists, rehabilatation specialists, teachers, families and caregivers. All of these products and services are rooted in the editorial content submitted by the following leaders in their respective fields: Francis Collins, MD, Ph.D, Director of the Human Genome Project at the National Institutes of Health; Daryl DeVivo, MD, educator and researcher in the field of mitochondrial and metabolic disorders; Piero Rinaldo, MD, Ph.D, head of the Human Genetics Lab at the Mayo Clinic in Rochester, Minnesota; and John William, author and leader in assistive technology for people with disabilities.

Recent Restatement of Financial Statements

On August 3, 2005, as a result of a routine regulatory review by the Securities and Exchange Commission, our board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in our annual report on Form 10-KSB required restatement because of an error in recognizing income associated with the formation of EP Educational Network LLC. We had believed that the original accounting for the transaction was appropriate inasmuch as we had presented such on line seminars in the past and the transaction was intended to reflect the sale of an interest in the income associated with future on line seminars and we did not view the sale as solely the 50% interest of a newly formed entity with no operating history. However, we reached a conclusion that we would restate our 2004 annual financial statements to remove income recognized in connection with the formation of the joint venture. The error was corrected by recognizing funds received as additional minority interest.

Net Losses and Decline in Revenues

Since inception, we have had a history of net losses. Our accumulated net losses as of September 30, 2005 are $4,969,155. For the year ended December 31, 2004, we experienced a decline in revenues of nearly $651,000 from the preceding year, more than half of which was attributable to a decline in page advertising. This decline was caused by the untimely death of a key salesman and the ensuing non performance of a national rep group that was hired to not only fill the void caused by the death of our key person but also to expand into markets not previously approached. After 60 days of non- performance, the relationship with the rep group was terminated and an effort was begun to build an internal sales force.

Summary Financial Data

The following summary financial data should be read in conjunction with "Management's Discussion and Analysis," "Plan of Operation" and the Financial Statements and Notes thereto, included elsewhere in this prospectus. The statement of operations and balance sheet data are derived from our December 31, 2004 and 2003 audited financial statements and our September 30, 2005 and September 30, 2004 unaudited financial statements.

	For the year ended December 31, 2004	For the year ended December 31, 2003	For the nine month period ended September 30, 2005	For the nine month period ended September 30, 2004
STATEMENT OF OPERATIONS				
Revenues	2,596,940	3,247,943	$2,225,746	$2,221,816
Net Income (Loss)	($958,560)	$28,712	($501,396)	($387,378)
General and Administrative Expenses	2,212,915	1,823,269	1,771,705	1,547,379
Net Income (Loss) Per Share	($.05)	-	($.02)	($.02)

	As of December 31, 2004	 December 31, 2003	 September 30, 2005
BALANCE SHEET DATA			
Cash	$25,304	$51,163	$36,008
Total Current Assets	$405,800	$351,804	$406,193
Total Assets	$590,691	$456,641	$780,511
Total Liabilities	$2,796,984	$1,828,193	$3,386,788
Stockholders ' Equity (Deficiency)	($2,313,856)	($1,371,550)	($2,613,450)

WHERE YOU CAN FIND US

We are located at 551 Main Street, Johnstown, Pennsylvania 15901. Our telephone number is (814) 361-3860 and our facsimile number is (814) 361-3861.

SECURITIES OFFERED BY US

We are not offering any securities. All shares being registered are for our selling security holders.

RISK FACTORS

An investment in our common stock is highly speculative and involves a high degree of risk. Therefore, you should consider all of the risk factors discussed below, as well as the other information contained in this document. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

Please note that throughout this prospectus, the words "we", "our" or "us" refer to EP Global Communications, Inc. and not to the selling shareholders.

SINCE OUR INCEPTION WE HAVE INCURRED LOSSES WHICH WE EXPECT TO CONTINUE INTO THE FUTURE WHICH CAN SERIOUSLY IMPAIR OUR ABILITY TO CONTINUE OPERATIONS

We were incorporated in November 1999. Our accumulated losses were $4,969,155 as of September 30, 2005. Although, the present funding that we have received will allow us to commence our operations in full, we will continue to incur losses in the future and there is no assurance that we will generate significant revenues or become profitable.

Based upon current plans, we expect to incur operating losses in the immediate short-term future as we prepare for the full implantation of our business plan. We anticipate expenses associated with the addition of more employees, expansion of office space and production facilities. We cannot guarantee that we will be successful in generating sufficient revenues in the future to offset or exceed these additional costs. Failure to generate sufficient revenues will seriously impair our ability to continue operations.

DURING CALENDAR YEAR 2005, WE RESTATED OUR FINANCIAL STATEMENTS FOR THE PREVIOUS CALENDAR YEAR BASED ON A REVIEW BY THE SECURITIES AND EXCHANGE COMMISSION THAT CAN BE DEEMED TO BE A FAILURE TO HAVE ADEQUATE INTERNAL CONTROLS AND PROCEDURES.

On August 3, 2005, as a result of a routine regulatory review by the Securities and Exchange Commission, our board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in our annual report on Form 10-KSB required restatement because of an error in recognizing income associated with the formation of EP Educational Network LLC. We had believed that the original accounting for the transaction was appropriate inasmuch as we had presented such on line seminars in the past and the transaction was intended to reflect the sale of an interest in the income associated with future on line seminars and we did not view the sale as solely the 50% interest of a newly formed entity with no operating history. However, we reached a conclusion that we would restate our 2004 annual financial statements to remove income recognized in connection with the formation of the joint venture. The error was corrected by recognizing funds received as additional minority interest.

We do not regard this restatement as stemming from a material weakness in our system of internal control (a material weakness is defined as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions).

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-KSB for the year ending December 31, 2006, we will be required to furnish a report by our management on our internal controls over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management. The report will also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of internal controls.

We are currently performing the system and process documentation needed to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This process is both costly and challenging. During this process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that such internal controls are effective. During the audit of our 2004 consolidated financial statements, our independent registered public accounting firm did not inform us of any deficiencies in the design of our internal controls that they deemed to constitute reportable conditions.

In light of the restatement, we have identified remedial measures we will take to address our overall system of internal control to protect us against the consequences of material and other weaknesses, if any. However, our independent auditors have not formally evaluated these measures.

Any failure to maintain or implement adequate controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required when the Securities and Exchange Commission's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-KSB for the year ending January 31, 2006 to be filed in early 2007. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. Even if our internal controls over financial reporting and disclosure controls are effective, they may not prevent all instances of accounting fraud.

WE FACE COMPETITION FOR SUBSCRIPTION, SEMINAR AND ADVERTISING REVENUES AND SUCH COMPETITION CAN REDUCE OUR SPONSORSHIP, TUITION AND ADVERTISING REVENUES RESULTING IN A NEGATIVE EFFECT ON OUR FINANCIAL PERFORMANCE

We compete in a highly competitive business. Our magazine and seminar programming will compete for subscription, seminar and advertising revenues directly with other publications, academic institutions, and certain trade associations, as well as with such other media as professional journals, magazines, professional medical societies, and direct mail promotion companies. Seminar revenue and advertising revenue are subject to economic conditions and any adverse change in a particular drug category or treatment protocol could have a material and adverse effect on our ability to attract not only advertisers in that category or protocol, but national advertisers as well. Future operations are further subject to many factors that could have an adverse effect upon our financial performance.

These factors include:

- economic conditions, both generally and relative to the publishing and communications industry;
- shifts in population and other demographics;
- the level of competition for advertising dollars;
- fluctuations in publishing and mailing costs;
- technological changes and innovations; and
- changes in governmental regulations and policies and actions of federal regulatory bodies.

Although we believe that our publishing and seminars will be able to compete effectively and will continue to attract attendees, sponsors and advertisers, there can be no assurance that we will be able to maintain or increase our current sponsorship, tuition and advertising revenues. We do not, however, attempt to differentiate our company from competition by emphasizing what we believe to be unique educational aspects of our programs and unique long-standing relationships with professional medical societies and consumer organizations serving people with special needs. However, several of our competitors have advantages over us including greater name recognition and significantly greater financial, sales and marketing and other resources.

WE ARE CONTROLLED BY OUR OFFICERS AND DIRECTORS, AND AS SUCH SUBSCRIBERS MAY HAVE NO EFFECTIVE VOICE IN ITS MANAGEMENT.

Our officers and directors beneficially own approximately 38.6% of our present issued and outstanding common stock (not including any of the shares being registered in this registration statement). Accordingly, our officers and directors may collectively be able to control us and may be able to exercise control over matters requiring stockholder approval, including the election of all directors and approval of significant corporate transactions. Our non-officer and director shareholders therefore, may not have any effective voice in our management.

THE COMPANY'S ABILITY TO ISSUE PREFERRED SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE INTEREST IN MANAGEMENT OF THE COMPANY, TO THE POSSIBLE DETRIMENT OF HOLDERS OF COMMON STOCK.

We have available and the ability to issue preferred shares which, if issued, could make it more difficult for a third party to acquire us, to the detriment of holders of shares of our common stock. Our Board of Directors may authorize and issue our authorized but yet unissued preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of our common stock.

WE DEPEND ON KEY PERSONNEL AND ATTRACTING QUALIFIED MANAGEMENT PERSONNEL AND OUR BUSINESS COULD BE HARMED IF WE LOSE PERSONNEL AND CANNOT ATTRACT NEW PERSONNEL.

Our success depends to a significant degree upon the technical and management skills of our officers and key employees, including in particular those of Joseph M. Valenzano Jr., our Chief Executive Officer and President. The loss of the services of Mr. Valenzano likely would have a material adverse effect on our success. That success also will depend upon our ability to attract and retain additional qualified management, marketing, technical, and sales executives and personnel. Our management does not believe that we maintain adequate key person life insurance for any of our officers or key employees. Except for Mr. Valenzano based on his existing employment agreement, we do not require our executives or employees to execute non-competition agreements with us , and those executives or employees could leave us to form or join a competitor. The loss of any of our key executives, the use of proprietary or trade secret data by former employees who compete with us, or the failure to attract, integrate, motivate, and retain additional key employees could have a material adverse effect on our business.

We compete for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than we possess. There can be no assurance that we will be successful in attracting or retaining such personnel, and the failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

WE INTEND TO SEEK ACQUISITIONS WHICH CARRY RISKS THAT COULD HARM OUR OPERATING RESULTS

As part of our business strategy, we may seek to acquire complementary companies or assets. Although we are not currently engaged in negotiations with respect to any specific acquisitions, any such future acquisition would be accompanied by risks commonly encountered in acquisitions of companies. These risks include, among others, the difficulty of assimilating the operations and personnel of the acquired companies; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position by the successful incorporation of products, equipment, and personnel into our existing line of products and services; the maintenance of uniform standards, controls, procedures, and policies; and the impairment of relationships with employees and customers as a result of changes in management. There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with any such acquisitions. In addition, any such acquisitions could materially and adversely affect our operating results as a result of dilative issuances of equity securities, the incurrence of additional debt, and the amortization of expenses relating to goodwill and other intangible assets, if any.

OUR CHARTER PROVIDES FOR LIMITED LIABILITY FOR OUR DIRECTORS

Our certificate of incorporation limits and indemnifies against the personal liability of our directors for monetary damages for breach of fiduciary duty of care as a director, subject to certain exceptions, to the fullest extent allowed by Delaware law. Accordingly, except in limited circumstances, our directors may not be liable to us or our stockholders for breach of this duty.

OUR RECENT FINANCING REQUIRES THIS REGISTRATION STATEMENT TO BECOME EFFECTIVE WITHIN 120 DAYS AFTER THE INITIAL CLOSING DATE OF SEPTEMBER 23, 2005 AND IF THIS FAILS TO HAPPEN WE WILL INCUR LIQUIDATED DAMAGES

We recently received financing from the selling security holders listed in this document. Such financing requires us to file this registration statement and have the registration statement declared effective by the SEC within 120 days of the closing of the financing, which occurred on September 23, 2005. If this registration statement is not declared effective by January 23, 2006 (January 21, 2006 is 120 days but is a Saturday), we begin incurring liquidated damages equal to 2% of the principal of the promissory notes issued for each 30 day period that this registration statement is not declared effective after January 23, 2006.

THE CONVERSION OF THE PROMISSORY NOTES BASED ON OUR RECENT FINANCING IS BASED ON AN AVERAGE OF OUR CLOSING BID PRICE OF OUR INTRA DAY TRADING PRICES OF OUR COMMON STOCK OVER A CERTAIN PERIOD OF TIME PRIOR TO CONVERSION AND THE DECREASE OF THE INTRA DAY TRADING PRICE WILL RESULT IN ISSUANCE OF A SIGNIFICANT INCREASE OF SHARES RESULTING IN DILUTION TO OUR SHAREHOLDERS

The conversion of the promissory notes in our recent financing is based on the lesser of $.12 or 40% of the average of the lowest 3 intra-day trading prices of our common stock for the 20 trading days before a conversion of the promissory notes. The price of our common shares may fluctuate and the lower intra-day trading price in the future, will result in a conversion ratio resulting in issuance of a significant amount of our common shares to the promissory note holders. This will result in our present shareholders being diluted.

“PENNY STOCK” RULES MAY MAKE BUYING OR SELLING OUR COMMON STOCK DIFFICULT

Trading in our securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. Broker- dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;

- Receive the purchaser's written consent to the transaction; and

- Provide certain written disclosures to the purchaser.

IF WE FAIL TO ADEQUATELY MANAGE OUR GROWTH, WE MAY NOT BE SUCCESSFUL IN GROWING OUR BUSINESS AND BECOMING PROFITABLE

We expect our business and number of employees to grow over the next year. Our plan is to be at an employment level of 35 employees by the year 2008. We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth. Any failure to address the needs of our growing business successfully could have a negative impact on our chance of success.

We expect that our growth will place significant stress on our operation, management, employee base and ability to meet capital requirements sufficient to support our growth over the next 12 months.

SELLING SHAREHOLDERS MAY IMPACT OUR STOCK VALUE THROUGH THE EXECUTION OF SHORT SALES WHICH MAY DECREASE THE VALUE OF OUR COMMON STOCK

Short sales are transactions in which a selling shareholder sells a security it does not own. To complete the transaction, a selling shareholder must borrow the security to make delivery to the buyer. The selling shareholder is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the selling shareholder. If the underlying security goes down in price between the time the selling shareholder sells our security and buys it back, the selling shareholder will realize a gain on the transaction. Conversely, if the underlying security goes up in price during the period, the selling shareholder will realize a loss on the transaction. The risk of such price increases is the principal risk of engaging in short sales. The selling shareholders in this registration statement could short the stock by borrowing and then selling our securities in the market, and then converting the stock through either the Note or Warrants at a discount to replace the security borrowed. Because the selling shareholders control a large portion of our common stock, the selling shareholders could have a large impact on the value of our stock if they were to engage in short selling of our stock. Such short selling could impact the value of our stock in an extreme and volatile manner to the detriment of other shareholders.

SHARES ELIGIBLE FOR PUBLIC SALE IN THE FUTURE COULD DECREASE THE PRICE OF OUR COMMON SHARES AND REDUCE OUR FUTURE ABILITY TO RAISE CAPITAL

Sales of substantial amounts of our common stock in the public market could decrease the prevailing market price of our common stock. If this is the case, investors in our shares of common stock may be forced to sell such shares at prices below the price they paid for their shares, or in the case of the investors in the September 2005 financing, prices below the price they converted their notes and warrants into shares. In addition, a decreased market price may result in potential future investors losing confidence in us and failing to provide needed funding. This will have a negative effect on our ability to raise equity capital in the future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is currently traded on the OTC Bulletin Board under the symbol "EPGL." Our common stock has been quoted on the OTC Bulletin Board since December 15, 2004. The following table sets forth the range of high and low bid quotations for the last 16 days of calendar year 2004 and for the first four quarters of calendar year 2005 up to December 1, 2005. These quotations as reported by the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

YEAR	QUARTER	HIGH	LOW
2004	Fourth - Eleven trading days in calendar 2004 subsequent to the Company's listing on the OTC Bulletin Board on December 15, 2004	$0.75	$0.68
2005	First	0.65	0.17
2005	Second	0.22	0.06
2005	Third	0.145	0.050
2005	Fourth	0.07	0.035

As of December 30, 2005 in accordance with our transfer agent records, we had 163 shareholders of record. Such shareholders of record held 25,382,818 shares of our common stock. In May 2005, Giltner Stevens was issued 2,000,000 shares in his name, to be held in escrow as contingent security for a loan of $140,000 made by Giltner Stevens. The shares are only to be released from escrow in the event of a default in such loan. Therefore, although the 2,000,000 shares are reflected on the records of our transfer agent, we are not treating them as issued and outstanding. In November 2005, we paid Mr. Stevens in full. We have requested the return of the 2,000,000 shares to be cancelled. Mr. Stevens has sent such shares to our transfer agent for cancellation.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information as of December 30, 2005, with respect to compensation plans under which our equity securities are authorized for issuance:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation Plans approved by Security holders	None		
Equity compensation Plans not approved By security holders	None		
Total			

DIVIDENDS

We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate that cash dividends will be paid until our earnings and financial condition justify such dividends. There can be no assurance that we can achieve such earnings.

PENNY STOCK CONSIDERATIONS

Trading in our securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker- dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. Broker- dealers who sell penny stocks to certain types of investors are required to comply with the Commission’s regulations concerning the transfer of penny stocks. These regulations require broker- dealers to:

- Make a suitability determination prior to selling a penny stock to the purchaser;

- Receive the purchaser’s written consent to the transaction; and

- Provide certain written disclosures to the purchaser.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

In this section, “Management's Discussion and Analysis or Plan of Operation,” references to "we," "us," "our," and "ours" refer to EP Global Communications, Inc. and its consolidated subsidiaries.

Critical Accounting Policies:

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities and expenses, and related disclosure of contingent assets and liabilities. We bases our estimates on historical experience and on other various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis from making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under difference assumptions or conditions.

Plan of Operation:

It is management’s intent to continue and expand our 35 year heritage of providing “Information that matters from those who care” to the special needs market. The 35 year heritage is based on our wholly owned subsidiary, Psy-Ed Corporation. In 2004, we began implementing a growth strategy that consists of a three-point initiative as outlined below to increase revenues and profitability for 2005 and beyond.

Management believes that our core services, consisting of ad revenue, custom communications and EPGL special project segments including “Disabilities Awareness Night” conducted in various sports mediums, and the “World Congress and Exhibition on Disabilities,” are all forecast to experience significant growth beginning in the fourth quarter of 2005 over prior periods.

There are several reasons why we feel that all segments of our core business will experience significant growth beginning in the fourth quarter of 2005. These are as follows:

In each of the preceding three years, the Disability Awareness Night (DAN) campaign launched in 2002 has grown substantially. In 2002, we started with two teams, the New York Yankees and the Boston Red Sox. In 2003, the participation expanded to fourteen teams. In 2004, we grew to twenty-seven teams and in 2005 we had DAN events in thirty-one stadiums including the Hall of Fame Game in Cooperstown, New York. In 2005, we experienced the participation of our lead sponsor whose financial contribution has now expanded from $150,000 to $300,000. We also benefited from the additional sponsorships of other companies such as Genzyme, Shire Pharmaceuticals and Volvo. In the fourth quarter of 2005, we will be branching out to host two National Basketball Association DAN Nights at the Portland Trail Blazers and New Jersey Nets. We will also be undertaking at least one Minor League and National Hockey Association game.

In December 2005 we are launching the first of four on-line interactive live TV quality educational programs under unrestricted educational grants from a major pharmaceutical company, Allergan Inc. This will be followed by other series dealing with conditions such as epilepsy and expanded newborn screening utilizing tandem mass spectronomy (MS/MS).

In December 2005, we will announce the following joint ventures expected to result in significant growth in on line content and expanded faculty participation:

Child Neurology Foundation

Vemics, Inc.

Publishing of editorial contributions of John Williams, noted writer in the field of Assistive Technology

We have secured a $1,000,000 appropriation from Congress that is awaiting final approval. These funds will be used to provide ongoing education for military families and physicians caring for children with disabilities and special health care needs.

We have expanded our sales force and hired additional sales representatives along with a dedicated National Vice President of Marketing and Sales empowered to provide guidance and support to our selling efforts across the nation.

We have embarked on outsourcing our entire circulation management operation. The cost impact of this decision is not material to our business. Therefore, circulation management has been handled internally by our existing staff. Our business, with its multiple product lines and multi media approach to publishing and communications, suggests that we might best be able to grow our existing paid circulation base under the direction of an experienced and professional circulation management team who can also oversee the shift to a smaller more effective fulfillment firm; one more suited to the nature of our business which is heavily involved in medical and health care related activities. Accordingly, we are shifting compensation and related expenses to outside professional circulation services that have experience in both consumer as well as medical/professional publishing. The cost differential associated with this shift is negligible but the potential for significant increases in paid circulation and related development activities such as bundled advertising and sponsored bulk distribution of the monthly magazine should yield higher revenue performance for us. The agreement with ProCirc, based in Miami, Florida, is for one year and can be expanded or terminated depending on its performance. There are incentives built into the agreement to reward performance. Finally, it is important to note that increases in unit circulation will also result in increases in advertising as we will be reaching a larger audience which should justify increases in ad page sales from a larger number of ad page sales as well as ad page rate increases.

In 2005, we have expanded our Disabilities Awareness Night programs, principally conducted in major league baseball parks in 2004. Prior to this time, our programs were taking place in National Basketball Association venues, minor league baseball parks and minor league hockey arenas. On May 23, 2005, in conjunction with the National Baseball Hall of Fame in Cooperstown, New York, we hosted prior to the annual "Hall of Fame" game, a ceremony honoring returning disabled veterans from Iraq and Afghanistan. This was done in conjunction with Walter Reed Army Medical Hospital and its Commanding General who presented awards to returning veterans and their families selected for the honor. Also at that event, one of the honorees received his "Purple Heart" for wounds received in Iraq.

From December 1-3, 2005 the Annual World Congress and Exhibition on Disabilities is to be held in Philadelphia, Pennsylvania. Previously, in October 2004, it had been held in Orlando, Florida with approximately 6,000 attendees. In 2005, attendance is forecast to be in the range of 10,000- 12,000 attendees. We expect to conduct over 100 individual education sessions during the event with world renowned guest lecturers providing education on topics including autism, ADHD (Attention Deficit Hyperactivity Disorder), cerebral palsy and mental retardation.

It should also be noted that further internal growth is expected to result from Exceptional Parent Magazine being designated as the official publication of the American Academy of Developmental Medicine and Dentistry ("AADMD"), a national organization of over 1,000 doctors and dentists who have dedicated their efforts to providing "best practices" advice to caregivers on how to medically and dentally care for the special needs individual. Beginning with the July 2005 issue of Exceptional Parent Magazine, AADMD is providing articles for the magazine and the opportunity for physicians to secure up to 2 credit hours of Continuing Medical Education by completing a test that is to follow each article. Management believes that Exceptional Parent Magazine is the first consumer publication ever to offer Continuing Medical Education credits to physicians. Our relationship with the AADMD is in addition to relationships we enjoy with numerous disabilities groups throughout the United States as well as with medical societies such as the Child Neurology Society.

It should also be noted that our officer and director, Joseph M. Valenzano Jr. is the only non-physician to hold a board seat on the AADMD and Mr. Valenzano currently chairs the Executive Advisory Board of the AADMD.

In March 2005, we submitted an appropriations request in the amount of $1,000,000 to Congress. The submission does not mandate Congressional approval of the request for funding which can oly be approved after a vote on the bill containing the appropriation by the United States House of Representatives, the United States Senate and the approval of the President of the United States by his signing of the bill into law. However, if approved and funded in 2006, this would increase our education and information programs to military families with special needs dependents and caregivers. If successful in having these funds committed, we intend to build upon our existing relationships within the military community to bring timely and meaningful educational content in both print and on a web based delivery system to these families but also to the physicians charged with their care. In this regard, we have already begun the process of exploring ways in which we can deliver high quality educational content focused in the chronic disability and special needs area in cooperation with military hospitals such as Walter Reed Army Medical Center, Brooke Army Medical Center and the Uniformed Medical Services School in Bethesda. This initiative, once operational, would result in increased revenue from subscriptions, on-line interactive training sessions and custom communication sales. We would account for all revenues consistent with existing accounting policy which is to identify revenue streams consistent with our core services which are subscriptions, page advertising, and special projects/custom communications and on line web based programming. We would also identify these revenue streams as being generated from military funding so as to distinguish the revenue streams from those funded by private sponsorship.

Management estimates that the overall cost associated with the planned educational programming will approximate 65% to 75% of revenues received.

While we cannot predict the ultimate outcome of the appropriations process, we have been notified that the bill containing our appropriation has received House of Representatives and Senate approval and has been sent to the President of the United States for review and signature.

Nothwithstanding the approvals that have been received, there is no absolute assurance that the bill will be signed into law and that our funding will be assured. However, it is management's belief that the bill will be signed by the President which will allow the funding of our appropriation.

Our revenues are generated from the following activities:

Sale of Advertising Space in Exceptional Parent Magazine: This is driven by a number of factors, including our editorial content and focus. Our customers consist of large Fortune 500 companies: Ford, Chrysler, Kimberly Clark, Novartis Pharmaceuticals, Johnson & Johnson, Massachusetts Mutual Life Insurance Company, Verizon and Merrill Lynch. All purchase ad space in our publications to enhance awareness and image for their products and services and brand recognition for their names. Historically, revenues generated from the sale of advertising space has ranged from approximately $1.6 million dollars to as high as $2.2 million in the past (1998).

Disability Awareness Night Programs at Major and Minor League Stadiums: This program generates revenue. Each of these DAN Events are sponsored on a national basis by a leading sponsor, MassMutual Financial Group followed by regional and local sponsorships. In 2005 for example, total revenues from this effort aggregated approximately $400,000. We have already signed the sponsorship agreement with our lead sponsor for 2006 in the amount of $300,000 and have commitments from other sponsors that will yield revenues well in excess of $400,000 in 2006. This does not include any sponsorship revenues from other venues such as the NBA Games and NHL and Minor League Hockey Games.

EP Library: The EP Library houses approximately 1,500 disability specific books, video and tapes dealing with a wide range of disability topics. We have been building this base for quite some time and are now poised to leverage its growth with some targeted marketing to specific market segments such as military bases and libraries across the nation. In 2004, library sales amounted to $135,000, which included retail sales at various trade shows.

The bulk of our library has been built through negotiating with third party publishers such as Baker and Taylor and McGraw Hill. This has been done over a period of years and with great selectivity and sensitivity. We evaluate the extensive titles published by other book publishing companies and inquire about their sales. Based on the intelligence we obtain, we approach these companies which roughly number about 90 and negotiate with them for bulk purchases of certain titles our Editorial Advisory Board indicates are consistent with our mission, goals and objectives. In many cases we are able to negotiate consignment inventory. All of this is possible because large book publishers really do not have a good sense of the disability marketplace and/or the needs of specific targeted audiences whether consumer or professional in nature. We have this expertise and we went about building our library of titles in specific disciplines. In the process of building this library, we place importance in understanding the marketing requirements for reaching this audience and whether or not we believe we can do so effectively through our magazine, web site and contacts within disability organizations and professional medical societies; and via distribution and sales at trade shows and conferences. The EP Library also consists of book titles we own outright and exclusively. Examples of such titles include the following: No Apologies for Ritalin by Bhushan Gupta, MD; and Patient Persistence by Adele Gill, RN and approximately five other titles. None have a material impact taken individually or collectively but the profit margins earned on these sales are approximately 30% while the profit margins on other titles are in the vicinity of 10%. Our decision to have a stake in book publishing is based on the fact that we receive countless number of requests to publish specific manuscripts as books. While most of these are rejected, the pipeline for such valuable information is of high importance to us because some of this can be turned into productive titles we can publish while others can serve as useful content for some of our other multi media publishing activities in print or on line. We do not envision total revenues from our book operation to reach levels much beyond $500,000 per year with profit margins on the order of 15%.

Custom Publishing & Contract Publishing: Over the years, we have taken educational editorial series published in EP Magazine, had them reviewed by a panel of clinical thought and opinion leaders, edited and packaged into stand alone monographs focused on a specific subject area and distributed to key target market segments mutually identified by a project sponsor and ourselves. All of this work is completely funded under unrestricted educational grants secured from major pharmaceutical companies, medical equipment device manufacturers, consumer packaged goods companies and financial services companies. At all times, we adhere to strict ACCME Standards for medical education and strict standards that insure the separation of that which is educational and that which is promotional in nature. An example of this approach is as follows:

Our editorial advisory board suggests a topic that is cutting edge and much needed in the context of medical education. An example is The Spectrum of Mitochondrial and Metabolic Disorders.

A series is published on this subject featuring the very best medical and scientific research authorities we can find. The series might be three, four or six consecutive articles in EP magazine, each one focused on a specific area.

Once complete, the series is then reviewed by a separate panel of experts to insure that it is adequate and or needs additional bolstering if it is to be packaged as a stand-alone monograph. Additional content may or may not be recommended and we would then take it forward to the sponsor/grantor

The sponsor/grantor will decide whether to proceed with the development of a stand-alone monograph. We would price the project to include paper, printing, distribution costs, packaging, etc. A price quote will be provided to the sponsor inclusive of our profit margin.

The project will be produced and implemented.

This description fits *A Primary Care Physicians Guide to Mitochndrial and Metabolic Disorders* and its companion publication, a *Parent's Guide to Mitochondiral and Metabolic Disorders.* Both publications are now in their third printing with press runs in excess of 100,000 copies and distributed all over the world and used at major teaching hospitals and clinics internationally. Sponsorship revenue for these two products aggregated over $250,000 in 2004 with profit margins of approximately 25%. Extra supplies are always printed and these copies are sold through our EP Library at reduced rates, such as $5.00 per copy intended to cover postage costs and yield a small profit.

This formula is followed for all other such sponsored custom publishing projects. However, in 2006, we will become the Contract Publisher for Special Care Dentistry and will be paid by that professional dental society for its services. We will also be able to share in the revenues and profits generated in excess of mutually agreeable targets/goals. Historically, we have produced one or more significant custom communications projects per year. In 2003 and 2004, revenue from this segment amounted to $235,000 and $75,000, respectively. In 2005, no major custom communications program was undertaken. However, lesser projects involving the sale reprints of previously produced custom communications were done.

On Line Interactive Educational Seminars: Another element in our product mix is the EP On Line Interactive TV Quality Educational Seminars. This is a project that capitalizes on the relationships and credibility we have built with major professional medical societies as well as lay and consumer organizations representing the interests of people with disabilities. We have produced a total of twenty such seminars over the past three years and now are poised to offer these in concert with professional medical societies such as the AADMD, CNF and CNS. The fact that all of these seminars offer CME accreditation for physicians usually without fees, coupled with the fact that they do not have to travel but can instead participate from the comforts of their homes or offices, help to reduce costs and improve efficiency and educational results. To our knowledge, no other company in the United States offers the kind of comprehensive authoritative educational programming focused exclusively on chronic life long conditions as we do. In addition, we do this by offering on line real time live interactive TV quality manner utilizing proprietary software and delivered over the Internet. In 2004 and to date in 2005, we have generated $135,000 and $110,000, respectively, in revenues from on line seminar presentations. In addition, we have a commitment for three seminars to be conducted in 2006 which will generate revenue in the amount of $75,000. We expect to conduct 20 such seminars in 2006. We have four under contract as of December 30,2005, with several other proposals outstanding in various stages of completion.

Liquidity and Capital Resources

Earnings were insufficient to meet the liquidity needs of operations in 2004. The net loss from operations and use of working capital in 2004 was offset in part through the conversion of a $350,000 trade payable and $300,000 of other short term debt into three year notes effective December 31, 2004. Each of these notes will require interest payments only in 2005 at 6% with amortization based on a five year term commencing January 1, 2006 until the end of the three year term at which time any remaining balance will be due.

In addition, in the fourth quarter of 2004, we received approximately $200,000 of prepayments for 2005 advertising and other services. These funds improved liquidity but increased deferred revenues.

To support operations, in March 2005, we also received a short-term loan of $90,000 from Joseph Valenzano, our CEO.

We are also seeking to generate additional capital with one or more financial partners for various special project endeavors.

Through April 30, 2005, the short-term debt modifications noted above have resulted in the reclassification of approximately $1,200,000 from current liabilities to long-term debt.

From April 2005 through September 30, 2005, additional liquidity was provided by non-affiliated shareholders who collectively loaned or advanced $272,000 under varying arrangements generally with terms of under one year at rates linked to prime. While management believes that these non-affiliated shareholders will continue to invest in us, they are under no obligation to do so.

As reflected in our financial statements, our liabilities (including our line of credit of $496,000 with Provident Bank as first secured creditor and amounts of $400,000 owed to Cardinal Debt Associates as second secured creditor) are collateralized by our tangible and intangible assets. These assets, stated at their nominal historical cost do not provide adequate collateral for these liabilities. However, management believes that the historical cost of our assets together with the unrecorded value of the editorial and library content (maintained in digital format) developed over our 35 years of our publication provides substantial collateral in excess of the amounts owed secured creditors. To date, the Provident Bank loan has been paid in full and the credit agreement with Provident Bank has been terminated.

We were the recipient in 2004 of an "Opportunity Grant" from the State of Pennsylvania in the amount of $50,000. The grant is for reimbursable costs associated with the administration of the World Congress and Exhibition on Disabilities. It is expected that we will collect this amount in 2005.

On September 23, 2005, we completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. Under the securities purchase agreement, we will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our officer and director, Joseph Valenzano individually pledged 3,371,093 shares of our common stock.

In addition, we are to issue stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.15 and the term of the warrants is 5 years.

A private investment firm, Westminster Securities Corporation based in New York City, received a commission of $240,000 (8% of the net proceeds of $3,000,000) for arranging for this financing.

To date, we have received net proceeds of $2,000,000 under the terms of the securities purchase agreement. We expect to receive the final $1,000,000 owed under the securities purchase agreement within 2 business days of our registration statement being declared effective by the SEC. If the SB-2 is not declared effective within 120 days after September 23, 2005, we must pay a penalty of 2% of the outstanding principal balance of the callable secured convertible notes for each thirty-day period that the SB-2 is not declared effective.

To date we have received $2,000,000 under the terms of the securities purchase agreement. We have applied these funds in the manner outlined in the table below.

Gross Proceeds Received	$2,000,000
Less - Use of Proceeds	
• Prorated Closing Costs and Fees	$280,000
• Liquidation of line of credit and other bank debt	$470,000
• Pay down of trade debt	$446,000
• Pay down of private debt*	$606,000
Total Proceeds Utilized	$1,802,000
Net Retained for operating expenses	$ 198,000

*The pay down of private debt included $140,000 owed to an individual where 2,000,000 shares of our stock were contingently issuable as collateral.

We expect to receive the final $1,000,000 owed under the securities purchase agreement within 2 business days of our registration statement being declared effective by the SEC. If the SB-2 is not declared effective within 120 days after September 23, 2005, we must pay a penalty of 2% of the outstanding principal balance of the callable secured convertible notes for each thirty-day period that the SB-2 is not declared effective.

The remaining proceeds will be used to liquidate private debt approximating $400,000 with the balance of $600,000 to be used for general working capital.

With an existing forecast of minimum revenues of $4,000,000 in 2006, management believes that with the operational cash to be generated and the retained working capital from our recent funding as well as the remaining $1,000,000 of funding to be received, the overall cash requirements of operations are expected to be met. While there is no absolute guarantee that we will generate the forecast revenues or that we will receive the remaining $1,000,000 of funding, which is dependent upon this filing becoming effective, management believes that both the revenue generation forecast and the additional funding will be attained.

At the present level of operations, working capital requirements to sustain operations approximates $250,000 per month exclusive of any existing debt service that approximates an additional $7,000 per month.

To provide additional liquidity, management expects, within the next 90 days, to apply for a line of credit secured by accounts receivable. A previously held line of credit in the amount of $450,000 had been paid off pursuant to the requirements of the securities purchase agreement under which $2,000,000 has been received to date. Although there is no assurance that we would be able secure such funding, management believes that with its improved working capital ratios and its improving revenue production it is reasonable to believe that a working capital line would be able to be secured.

Should forecast revenues trend toward 2005 levels of a forecast of $3,000,000, the additional liquidity provided by a line of credit as well as an increase in reliance on trade debt it is believed, would in the short term provide the liquidity to support operations while adjustments are considered to bring revenues back on plan. It should be noted that trade debt has been reduced from $600,000 (pre-funding) to under $200,000 (post-funding).

It is management's estimate that with its existing working capital resources and with the insurance of the contemplated additional funding noted, we will be able to meet the working capital requirements of operations for the coming twelve months of operations.

Results of Operations

Three Months and Nine Months Ended September 30, 2005 compared to the Three and Nine Months Ended September 30, 2004

Sales

Our Sales for the three and nine months ended September 30, 2005 compared with the corresponding periods of the prior year together with percentage changes are shown in the following table:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	Percent Change	2005	2004	Percent Change
Revenue:						
Advertising revenue	$ 467,480	$ 375,992	24%	$ 1,382,582	$ 1,463,997	-6%
Subscription revenue	76,950	68,430	12%	180,273	243,996	-26%
On line seminars	10,000	12,500	-20%	50,000	12,500	300%
Book Sales	8,073	18,177	-56%	57,281	69,073	-17%
Special Projects	175,444	153,415	14%	553,931	429,496	29%
Other revenue	-	746	-100%	1,679	2,754	-39%
Revenues	$ 737,947	$ 629,260		$ 2,225,746	$ 2,221,816	

Sales for the three months ended September 30, 2005 as compared to the same period in 2004 increased by approximately $109,000. The largest component of the increase, $92,000, was experienced in page advertising. This increase results from the hiring of four additional sales personnel in the third quarter and an increase in promotional programs that were implemented during the quarter that were intended to reverse a decline in advertising revenue and bring us back on plan within the third and fourth quarters of 2005.

Overall for the nine month period ended September 30, 2005 as compared to 2004, our sales were approximately the same with an $81,000 decline in advertising revenues due to understaffing of the sales force in the first and second quarters resulting in our inability to contact existing and prospective advertising customers and a $64,000 decline in subscription revenues due to reduced promotional efforts. These decreases were offset by increases in revenue in the areas of special projects and on-line seminars. The increase in special projects income was due to greater sponsorhip revenues relating to our Disability Awareness Night Program while revenues from on line seminars increased due to concentrated efforts to expand our internet educational forums. For example, in September 2005, the Child Nuerology Foundation contracted with EP to conduct an unspecified number of on line seminars intended providing CME credits to physicians participating. Currently, four have been scheduled, one for 2005 and three for 2006 with total revenues of $100,000 to be generated from this series.

Operating Expenses Including Cost of Sales

Cost of sales were $214,304 and $242,121 for the three months ended September 30, 2005 and 2004, respectively, reflecting a 17% decrease. Cost of sales were $832,598 and $1,002,213 for the nine months ended September 30, 2005 and 2004, respectively, reflecting a 11% decrease. For both the quarter and the nine months ended September 30, 2005 as compared to the same periods in 2004, we have decreased cost of sales by approximately $28,000 and $170,000, respectively. These reductions result primarily from reductions in costs for printing, design and postage in comparison to 2004.

For both the quarter and the nine months ended September 30, 2005 as compared to the same periods in 2004, the following are the principal components of selling, general and administrative expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,		
	2005	2004	Percent Change	2005	2004	Percent Change
Salaries and Benefits	$ 221,980	$ 227,702	-3%	$ 756,675	$ 780,620	-3%
Business Travel	172,579	93,491	85%	297,993	202,521	47%
Legal	66,396	14,593	355%	106,660	50,045	113%
Office Expenses	137,626	130,059	6%	276,615	364,064	-24%
Information Technology	53,394	46,435	15%	115,256	92,466	25%
Business Development	21,282	-	100%	39,782	-	100%
Consultants	17,289	500	3358%	69,210	7,210	860%
Investor Relations	9,000	-	100%	9,000	-	100%
Sales and Marketing	8,086	4,136	96%	22,926	14,124	62%
Professional Fees	13,343	9,010	48%	58,001	22,397	159%
Other G&A, net	6,167	4,877	26%	19,587	13,932	41%
Selling, general and administrative expenses	$ 727,141	$ 530,803		$1,771,705	$1,547,379	

Overall selling, general and administrative expense for the quarter ended September 30, 2005 increased by approximately $197,000 as compared to the same period ended in 2004. Of this amount, business travel accounted for a $79,000 of the increase and was due to increased travel by sales personnel and management relating to the solicitation of new opportunities for our company as well as travel related to the World Congress and Exhibition on Disabilities to Philadelphia, PA. Further, legal fees increased by $52,000 in the third quarter of 2005 as compared to 2004 this being solely the result of two lawsuits that our Company is engaged in; one as plaintiff and the other as a defendant. Both lawsuits are more fully described in the footnotes to our financial statements for the quarter ended September 30, 2005. We engaged a business development firm beginning in October 2004 whose expense of $31,500, for the nine months ended September 30, 2005 accounted for the majority of our business development cost as compared to 2004. In addition in September 2005 we engaged an investor relations firm to manage shareholder and public relations issues for the Company.

For the nine months ended September 30, 2005 spending for selling general and administrative expense increased $224,000 over 2004. Increases were noted in all categories with the exception of salaries and wages and office expense that reflected decreases in 2005 as compared to 2004 of $24,000 and $88,000 respectively. The decrease in office expense was due primarily to a decrease of over $100,000 in equipment leasing expenses. Of the net $224,000 increase in expense for the nine months ended September 30, 2005 compared to 2004, $95,000 of the increase was due to increased travel by sales personnel and management relating to the solicitation of new opportunities for our company, $56,000 was attributable to pending litigation, $23,000 was related to a network maintenance contract, $39,800 was associated with the cost of business development, $62,000 was related to use of consultants used for installation of customer resource management system and support for expanded accounting and SEC reporting, and increased accounting fees of $36,000.

Interest

Interest expense has increased in 2005 compared to 2004 due to an increase in debt and increasing interest rates due prime based lending on certain of the outstanding debt instruments.

Taxes

We reflected no provision for income taxes in the first quarter of 2005 because of the availability of a significant net operating loss carry forward to offset any taxable income.

Fiscal year ended December 31, 2004 compared to 2003.

Sales

Since the beginning of 2003, we have embarked on a major strategic initiative intended to reduce our reliance on advertising sales and develop the revenue streams associated with our long term multi-media strategy. We began emphasizing our on-line services, tested the single copy sales market, intensified our efforts to develop more

focused custom communications projects such as the Primary Care Physician's Guide to Mitochondrial and Metabolic Disorders and its companion piece, A Parent's Guide to Mitochondrial and Metabolic Disorders. We began the process of formulating business tactics designed to execute a well thought through strategy for increasing paid circulation via unique bundled marketing approaches. Finally, we began pruning our EP Library and repositioned products to leverage on a focused effort in our core markets.

All of these tactics are positioned now to be implemented beginning in 2006. For example, we have executed a bona fide joint venture agreement, recently signed, with the Child Neurology Foundation intended to expand the development and implementation of on line interactive, accredited TV seminars funded wholly by pharmaceutical and medical equipment device companies. In addition, we have under consideration another joint venture with Vemics, Inc intended to expand our on line CME and CEU accredited educational seminars in areas outside the scope of pediatric neurology and into areas such as financial and estate planning for people with special needs and other disciplines. Finally, we have under consideration a proposal to become the contract publisher for an accredited dental publication beginning in 2006. Our strategic alliance with professional medical organizations and societies lends further credibility to our jointly being able to seek and obtain sponsorship for proprietary need-to-have information in the chronic long term disability arena.

We experienced a decline in revenues of nearly $651,000 from the preceding year, more than half of which was attributable to a decline in page advertising. The consequence is that the results of operations reflect a loss of approximately $960,000 for 2004 compared to earnings of $28,000 for the same period in 2003. This decline was caused by the untimely death of a key salesman and the ensuing non performance of a national rep group that was hired to not only fill the void caused by the death of our key person but also to expand into markets not previously approached. After 60 days of non-performance the relationship with the rep group was terminated and an effort was begun to build an internal sales force.

Our actions, beginning in 2003 to counter and balance the revenue loss noted and continuing through the current date, have included the following:

- In the fourth quarter of 2004 and continuing through 2005, management began hiring and training new sales personnel so that at the present time, we have a full time sales staff consisting of seven full time sales personnel and one administrative person. The management of the sales effort and number of individuals involved is intended to reverse the loss, especially of page advertising revenues that was experienced in 2004 when compared to 2003. For the quarter ended September 30, 2005 page advertising revenue had increased by $92,000 over the same period in 2004 and for the nine months ended September 30, 2005 page advertising was less than for the nine months ended 2004 by $81,000 when for the year ended December 31, 2004 as compared to 2003 page advertising had decreased by nearly $327,000.

- An increased effort to identify opportunities to produce third party sponsored web based on line interactive TV educational seminars focused on very specific targeted niche markets. As a result of these efforts in 2004, we produced 12 on line seminars generating $125,000 in revenue compared to $65,000 for the preceding twelve months. In 2005, we entered into a joint marketing agreement with the Child Neurology Foundation to produce twenty four on line CME and CEU accredited seminars in 2005 and throughout 2006. The first of these is scheduled for presentation on December 7, 2005 and has a pre-registration in excess of 700 individuals. Our revenue model specifies the implementation of on line seminars free of any registration fees and offering CME and CEU accreditation for physicians and allied health care professionals when the content is medical in nature. Revenues are generated from unrestricted educational grants and sponsorships received from major corporations or not for profit foundations. National, regional and local organizations and associations help promote the seminar to their constituents since they are the direct beneficiaries of the educational content offered. The usual sponsorship fee for an on line seminar offering all of these components is $25,000. It is expected that minimum revenues from on line seminars should approximate $600,000 in 2006 and could be much higher depending on the progress made in our efforts to deliver such programs to the U.S. Military.

We have negotiated and believe we will consummate in the next twenty to thirty days an agreement that will engage us as the contract publisher of a peer-reviewed dental publication. We will receive as compensation a monthly fee for our publishing expertise and a significant portion of advertising revenues. As structured, the agreement provides for a monthly fee to us of $10,000 for overseeing the entire publishing process and, in the first year of operation, 60% of all net advertising revenues.

- As noted elsewhere in this document, an appropriation has been submitted to Congress on our behalf that would provide initial funding in the amount of $1,000,000 in 2006 to help facilitate the implementation of a program to provide print and on line educational programs to the military special needs community. This will include information for military families caring for children with disabilities and special health care needs as well as accredited information for physicians, nurses, therapists and caregivers involved in the care and development of people with special needs. The bill containing the appropriation has received both House and Senate approval and has been sent to the President for signature. Notwithstanding the approvals that have been received, there is no absolute assurance that the bill will be signed into law and that our funding will be assured but it is management's belief that the bill will be signed by the President which will allow the funding of our appropriation.

- Our special project income that amounted to $220,000 for the year ended December 31, 2004 has grown to $550,000 through the nine months ended September 30, 2005 and is expected to exceed $750,000 in 2006. Special projects include our trademarked "Disability Awareness Night" as well as our custom communication programs aimed at tailoring sponsored educational print materials to one of more specific topics for distribution to an identified audience.

It is our intent to increase the services noted above as a percentage of total revenues such that the mix in overall revenues shifts from a concentration of ad page sales to a more balanced revenue mix comprised of the components noted above. The impact of the initiatives outlined is expected to reduce our ad page revenue from roughly 66% of total sales in 2003 and 72% in 2004 to less than 50% in 2006, while we experience increased overall revenues in the other areas.

Costs and Expenses

Overall, we experienced a reduction in our cost of sales. Comparing the nine months ended September 30, 2005 to the nine months ended September 30, 2004 indicates our cost of presenting on-line seminars was comparable; the cost of printing decreased $56,000 and other magazine production and circulation costs decreased $80,000 because of a decrease in the magazine circulation; the cost of sales associated with books and videos decreased $14,000 due to decreased promotion during the period we moved our headquarters from River Edge, New Jersey to Johnstown, Pennsylvania; and the cost of special projects decreased approximately $20,000. Selling General and Administrative expense increased approximately $224,000 for a net increase in overall expenses of $54,000. This increase in SG&A expenses can be attributable to the increased costs associated with the two litigations we are presently involved in.

In accordance with EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", we performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants to each respective security at their fair values. We use the conversion value of the convertible debt and the calculated fair value of the warrants using the Black-Scholes valuation model as our estimate of fair value assuming an expected life of ten years, a risk-free interest rate of 10%, an expected volatility of 300% and an expected dividend yield of 8%. We compared the allocated proceeds of the convertible debt to the difference between our conversion value and face amount. The calculated fair value of convertible debt of $3.605,814 was recorded as the value of the Beneficial Conversion Feature and accordingly, credited to Additional Paid-In Capital. The value of the warrants of $114,186 was recorded as a reduction of the convertible debt. The convertible debt is recorded at zero. The convertible debt will be accreted to its face value of $3,720,000 under the interest method until it is either converted or matures.

We incurred debt issue costs of $380,000 relating to their convertible notes and will be expensed over the term of the convertible debt.

BUSINESS - OUR COMPANY

A SUMMARY OF WHAT WE DO

Background

We were incorporated in the State of Delaware in November 1999 under the name East Coast Airlines Inc. ("ECA") which was established to become a fully certified Federal Aviation Regulation Part 121 air carrier. The original business plan was to provide scheduled air service to small and medium sized markets which have experienced either a total or partial loss of air service as a result of shifts in emphasis by major airlines and their regional counterparts. We expected to operate as an independent carrier and serve select markets in the Northeast United States.

In June 2000, we filed a Form 10-SB Registration Statement with the SEC to register our common stock under the Securities Act of 1933, as amended (the "1933 Act") which became effective in July 2000.

The tragic events of September 11, 2001 severely affected the airline industry and impeded ECA's efforts to finance its business plan. In the months following September 11, security concerns caused airline ridership to plummet and as a consequence reduced, in management's opinion, the potential for a successful launch of the airline. The ensuing decline in the United States economy also created a significant impairment to the successful implementation of the our original business plan.

As a consequence of the events of September 11, management commenced its new plan to identify a strategic partner with whom it could develop a business relationship through either a joint venture, acquisition, merger or share exchange transaction. In February 2003, preliminary discussions began with a private entity to enact a consolidation through either a merger or acquisition transaction.

On November 28, 2003, pursuant to unanimous adoption by the Boards of Directors of Psy-Ed Corporation and East Coast Airlines, Inc., the companies entered into a Share Acquisition Agreement that authorized ECA to offer 173 shares of our common stock for each share of Psy-Ed Corporation ("Psy-Ed") common stock held of record by all Psy-Ed Stockholders.

A summary of the material terms and conditions of the Offering are as follows:

Psy-Ed Stockholders were offered 173 of our common shares for each common share of Psy-Ed owned of record.

We reduced our outstanding common shares to 7,265,932 from 19,113,400 common shares.

We amended our Certificate of Incorporation, increasing our authorized common shares from 20,000,000 to 60,000,000.

We changed our corporate name to "EP Global Communications Inc.," our present name.

The members of the Board of Directors of East Coast resigned and the nominees of Psy-Ed were appointed to the Board of Directors of the new parent company, with Joseph M. Valenzano Jr. becoming our President and CEO.

Psy-Ed became our wholly owned subsidiary corporation.

Psy-Ed Stockholders owning 75,208 of the Psy-Ed common shares exchanged their Psy-Ed common shares for our common shares. We issued an aggregate of 13,010,984 common shares to the Psy-Ed stockholders. The share exchange resulted in Psy Ed shareholders owning approximately 65% of our outstanding common stock. Psy-Ed has become our wholly owned subsidiary. On January 24, 2004, Donald Chadwick was appointed to our Board of Directors and Robert J. Salluzzo and Charles G.Youngblood resigned. At that time, Joseph M. Valenzano, Jr. and John F. Crowley were appointed our Directors. Immediately thereafter, by unanimous written consent of the Board of Directors, our By-Laws were amended to increase our Board of Directors to seven (7) members and David Hirsch, Gregg LaPointe, Admiral Raymond C. Smith, U.S. Navy (Retired) and Edward McCabe, Esq. were appointed to fill the new seats on our board of directors.

About Us

Having completed this acquisition, we became a global communications company dedicated to providing information for people with disabilities and special health care needs. Our mission, as it was for the 35 years (Psy Ed Corporation) prior to the combination, has remained unchanged: to provide practical advice and emotional support to families, physicians, allied health care providers, teachers and caregivers who are involved in the care and development of people with special needs.

Our 35 year old publication provides the foundation of what we do. In 2003, we received the New Freedom Initiative Award from the Jim Mullen Foundation in Chicago, symbolic of the Best Publication and Web Site in the Nation for People with Special Needs. Exceptional Parent Magazine was also the recipient of Three Gold Medals for Editorial Excellence from FOLIO: at the Magazine Publishers Association Awards Dinner in New York over the past four years and three Gold Medals for Excellence in Journalism from the Consumer Health Publishing Association of America for our work in Epilepsy, Newborn Screening and Mitochondrial and Metabolic Disorders. In November, 2003 Exceptional Parent Magazine received the Distinguished Service Award from the Epilepsy Foundation of New Jersey for our work on behalf of people with epilepsy. Joe Valenzano, our President and CEO is the recipient of numerous awards for his efforts on behalf of people with disabilities and special needs including the Distinguished Service Award from the Fragile X Foundation given to him by General James L. Jones, former Commandant of the Marine Corps and now Supreme Allied Commander NATO Forces. Working with the leaders in the field, we have established strategic relationships with major professional medical societies and lay organizations serving people with special needs.

In 2003, we focused our editorial content on the key issues affecting our audience and worked to provide them with information on topics such as the spectrum of autistic disorders, IDEA reauthorization, the No Child Left Behind Act, epilepsy and complex seizure disorders, ADHD (Attention Deficit Hyperactivity Disorder), and the latest developments in mobility and communication devices. Feature stories included interviews with former Assistant Secretary of Education for the Office of Special Education and Rehabilitative Services, Dr. Robert Pasternack, Major League Baseball pitcher Tim Wakefield, and technology leader and inventor, Ray Kurzweil.

We also expanded our coverage of key areas in the disability arena with added columns including Tech- Scapes and IDEA Notebook as well as continuing series on autism, financial planning and adaptive physical sports and recreation for people with disabilities. In addition, we have continued our efforts to expand awareness of the benefits of newborn screening using tandem mass spectrometry. Our President and CEO, Joe Valenzano, speaks at state seminars and publishing on the subject. We have also suggested to have expanded newborn screening embraced by the U.S. Military eliciting the support of the Exceptional Family Member Program and through meetings with military health care professionals. Those efforts and that of other professionals in the Navy and Marine Corps were rewarded as the Navy and Marine Corps have expanded newborn screening for Navy and Marine Corps births in 2005.

Beyond our monthly magazine, in 2004, we continued to intensify our efforts in other areas. The October 2004 World Congress and Exposition on Disabilities (WCD) in Orlando, Florida is now in its sixth consecutive year. As creators and developers of the entire program of educational seminars offered at the WCD numbering between 110 and 140, we produce the largest exhibit and conference in the world focusing on special needs. The 2004 Show in Orlando, Florida offered over 100

CME/CEU-accredited programs for physicians, allied health care professionals, special education and mainstream teachers, families and caregivers, and included keynote speeches from the leaders in the field including Dr. Tim Shriver, President and CEO of Special Olympics International, highly decorated Vietnam Veteran and Four Star General James "Tom" Hill, U.S. Southern Command and the father of a disabled young daughter, Meghan, and Jim Kelley, Hall of Fame Quarterback of the Buffalo Bills and the co-founder of Hunter's Hope Foundation named after his deceased son who had Krabbe's Disease, a devastating life threatening disorder without a known cure.

In 2004, we also expanded the development of our relationship with Major League Baseball (MLB) Teams. The collaboration between us and Major League Baseball teams began in 2002, when management for the New York Yankees and the Boston Red Sox agreed to promote awareness of the disabilities population by reaching out to sports fans. Each team hosted a pre-game ceremony, during which people who had made significant contributions to the disabilities community were honored. The program expanded to 14 Major League Baseball teams in 2003. Honorees included individuals such as General James L. Jones, former 32nd Commandant of the Marine Corps, his wife Diane Jones and their daughter Jennifer who has Fragile X. General Jones, who is now Supreme Allied Commander of NATO and his wife Diane are supporters of the military Exceptional Family Member Program. Other honorees included Eunice Kennedy Shriver, founder of the International Special Olympics , Travis Roy, Dr. Darryl De Vivo, world renowned specialist in the field of mitochondrial and metabolic disorders, Piero Rinaldo, MD, Ph.D, Director of the Human Genetics Department at the Mayo Clinic and a pioneer in the field of expanded newborn screening, actress Geri Jewell and others. In 2004, twenty-seven teams participated in this unique awareness driven event, funded by lead sponsor, Massachusetts Mutual Life Insurance Company. In 2005, we successfully delivered thirty DAN events at both the Major League and Minor League levels as well as test marketed two successful DAN events with the NBA, one at the Portland Trail Blazers and the other with the New Jersey Nets. The same NBA reams, the Portland Trail Blazers and New Jersey Nets, both have expressed interest in events for 2006. We also successfully test marketed a DAN event at the Johnstown Chiefs minor league hockey game and are in discussions with various NHL Teams for 2006.

Through our production of online CME/CEU-accredited seminars focused exclusively in the arena of chronic life-long disabilities and genetic disorders, we have established a valuable way to expand knowledge in this field, filling a major void that exists because of the lack of such training in the nation's medical schools. Over the past two years, we have delivered a total of twelve online seminars dealing with a range of topics such as childhood movement disorders, the management and control of refractory seizures in people with mental retardation and developmental disabilities; managing pediatric gait deficiencies utilizing dynamic bracing, attention deficit/hyperactivity disorders, lysosomal storage disorders and newborn screening. In 2006, through our association with several professional medical societies including the Child Neurology Society and American Academy of Developmental Medicine and Dentistry as well as lay organizations such as the Epilepsy Foundation and Family Resource Network as well as United Cerebral Palsy, we plan on delivering a total of 20 CME/CEU online seminars, hopefully with the participation of the US Military. Four such programs have been committed to as of October 2005. All of these seminars offer Continuing Medical Education Credit for Physicians and Continuing Education Units for nurses, allied health care professionals and educators through academic affiliations we have developed at institutions such as the University of Pittsburgh School of Medicine and, of course the American Academy of Developmental Medicine and Dentistry (AADMD). In January 2005, the AADMD formally recognized Exceptional Parent Magazine as the *official publication of the AADMD* and we are embarking on an implementation plan to offer CME accreditation through the publication itself, something which should increase the need for our publication by physicians as well as allied health care professionals, hospitals and clinics.

Exceptional Parent Magazine was recently designated as the publisher of The Presidents Report on People with Intellectual Disabilities (PCPID-formerly known as the President's Committee on People with Mental Retardation), complete with the seal of the office of the President of the United States of America, which appears on the cover of our 2005 January Resource Guide.

Over the years, we have become an authority in the disabilities and special health care needs arena and have in place the following attributes:

An authoritative, proprietary monthly publication read by physicians, educators, nurses, therapists and families alike and endorsed by professional medical societies and lay organizations;

A Custom Communications Business with the capability of producing clinical publications on a wide range of disorders. Examples of these include: A Primary Care Physicians Guide to Mitochondrial and Metabolic Disorders, A Parent's Guide to Mitochondrial and Metabolic Disorders, End Stage Renal Disease: A Primer for Nurses, Dieticians, Physicians and Patients, What Families Need to Know About Childhood Seizures, Epilepsy: New Patterns of Care for the Twenty-First Century, Childhood Movement Disorders, Positive Perspectives for Cerebral Palsy, Oral Health Care for People with Disabilities, Universal Newborn Screening (which has won world-wide acclaim) New Hope for People with Epilepsy: The Vagus Nerve Stimulator and many others;

A web site (http://www.eparent.com) with over 1.7 million hits per month.

We participate in a joint venture in an exhibit and conference business called the World Congress & Exposition on Disabilities. This is the defining event in the disabilities and special health care needs arena; the 2004 WCD took place in Orlando Florida October 7th, 8th and 9th at the Orlando Convention Center and had over 6,000 registrants and 200 + exhibitors. The 2005 WCD will take place at the Philadelphia Convention Center in Philadelphia Pennsylvania December 1, 2 and 3. One of its themes will be to honor returning veterans from the Iraq and Afghanistan Conflicts who have sustained disabilities as a result of their service.

A reference library - EP Library - available for sale to the public with one of the largest arrays of disability and special needs books in the industry (over 1,500 titles).

Strategic Alliances with virtually every major professional society and consumer/family support groups/organizations and associations in the field including, The American Academy of Pediatrics (AAP); the Child Neurology Society (CNS); the American Academy of Developmental Medicine and Dentistry; Special Care Dentistry; the International Medical Dystonia Research Foundation; Spina Bifida Association of America, Special Olympics International; United Cerebral Palsy Foundation for Education and Research, Governmental bodies such as The National Institutes of Health; the Centers for Disease Control & Prevention; U.S. Department of Education and the Office of Special Education and Rehabilitation; Department of Defense and the U.S. Military Exceptional Family Member Program; the Military Child Education Coalition; the International Dyslexia Association; The National Multiple Sclerosis Society; Family Voices; Fragile X Foundation, Cure Autism Now, Autism Society of America, National Alliance for Autism Research, Epilepsy Foundation, Children with Attention Deficit Hyperactivity Disorder and a host of other organizations and associations whose reach into the special health care needs market is enormous.

The Mission of Exceptional Parent is to continue to grow as an integrated communications company leveraging our core strengths and serving the information needs of specific Professional and Consumer target-niche market segments in the disabilities and special needs market sectors. Tactically, we seek to accomplish this utilizing a multi-media approach to communications that includes print, on-line interactive services and the Internet, customized reports, exhibits and conferences and books.

PRODUCTS AND SERVICES

The following is a list of our products and services:

Sale of Advertising Space in Exceptional Parent Magazine: This is driven by a number of factors, including our editorial content and focus. Our customers consist of large Fortune 500 companies: Ford, Chrysler, Kimberly Clark, Novartis Pharmaceuticals, Johnson & Johnson, Massachusetts Mutual Life Insurance Company, Verizon and Merrill Lynch. All purchase ad space in our publications to enhance awareness and image for their products and services and brand recognition for their names.

Disability Awareness Night Programs at Major and Minor League Stadiums: This program generates revenue. Each of these DAN Events are sponsored on a national basis by a leading sponsor, MassMutual Financial Group followed by regional and local sponsorships. In 2005 for example, total revenues from this effort aggregated approximately $400,000. We have already signed the sponsorship agreement with our lead sponsor for 2006 and have commitments from other sponsors that will yield revenues well in excess of $400,000 in 2006. This does not include any sponsorship revenues from other venues such as the NBA Games and NHL and Minor League Hockey Games.

EP Library: The EP Library houses approximately 1,500 disability specific books video and tapes dealing with a wide range of disability topics. We have been building this base for quite some time and are now poised to leverage its growth with some targeted marketing to specific market segments such as military bases and libraries across the nation.

Custom Publishing & Contract Publishing: Over the years, we have taken educational editorial series published in EP Magazine, had them reviewed by a panel of clinical thought and opinion leaders, edited and packaged into stand alone monographs focused on a specific subject area and distributed to key target market segments mutually identified by a project sponsor and ourselves. All of this work is completely funded under unrestricted educational grants secured from major pharmaceutical companies, medical equipment device manufacturers, consumer packaged goods companies and financial services companies. At all times, we adhere to strict ACCME Standards for medical education and strict standards that insure the separation of that which is educational and that which is promotional in nature. An example of this approach is as follows:

Our editorial advisory board suggests a topic that is cutting edge and much needed in the context of medical education. An example is The Spectrum of Mitochondrial and Metabolic Disorders.

A series is published on this subject featuring the very best medical and scientific research authorities we can find. The series might be three, four or six consecutive articles in EP magazine, each one focused on a specific area.

Once complete, the series is then reviewed by a separate panel of experts to insure that it is adequate and or needs additional bolstering if it is to be packaged as a stand-alone monograph. Additional content may or may not be recommended and we would then take it forward to the sponsor/grantor

The sponsor/grantor will decide whether to proceed with the development of a stand-alone monograph. We would price the project to include paper, printing, distribution costs, packaging, etc. A price quote will be provided to the sponsor inclusive of our profit margin

The project will be produced and implemented.

This description fits *A Primary Care Physicians Guide to Mitochndrial and Metabolic Disorders* and its companion publication, a *Parent's Guide to Mitochondiral and Metabolic Disorders.* Both publications are now in their third printing with press runs in excess of 100,000 copies and distributed all over the world and used at major teaching hospitals and clinics internationally. Sponsorship revenue for these two products aggregated over $250,000 in 2004 with profit margins of approximately 25%. Extra supplies are always printed and these copies are sold through our EP Library at reduced rates, such as $5.00 per copy intended to cover postage costs and yield a small profit.

This formula is followed for all other such sponsored custom publishing projects. However, in 2006, we will become the Contract Publisher for Special Care Dentistry and will be paid by that professional dental society for its services. We will also be able to share in the revenues and profits generated in excess of mutually agreeable targets/goals.

On Line Interactive Educational Seminars: Another element in our product mix is the EP On Line Interactive TV Quality Educational Seminars. This is a project that capitalizes on the relationships and credibility we have built with major professional medical societies as well as lay and consumer organizations representing the interests of people with disabilities. We have produced a total of twenty such seminars over the past three years and now are poised to offer these in concert with professional medical societies such as the AADMD, CNF and CNS. The fact that all of these seminars offer CME accreditation for physicians usually without fees, coupled with the fact that they do not have to travel but can instead participate from the comforts of their homes or offices, help to reduce costs and improve efficiency and educational results. To our knowledge, no other company in the United States offers the kind of comprehensive authoritative educational programming focused exclusively on chronic life long conditions as we do. In addition, we do this by offering on line real time live interactive TV quality manner utilizing proprietary software and delivered over the Internet.

COMPETITION

The following publications are our competition:

(1) C2 Publishing/ABILITY MAGAZINE; Audience – Americans with disabilities, Lifestyle, consumer

(2) Equal Opportunity Publications/CAREERS AND THE DISABLED; Audience - People with disabilities who are at the undergraduate, graduate or professional level

(3) No Limits Comm., Inc./NEW MOBILITY Audience – Wheelchair Users

(4) Challenge Publications, Ltd./PALAESTRA; Audience - Sport, Physical Education & coaches & Recreation for those with Disabilities
(5) Paralyzed Veterans of America/PN News & info for people who use wheelchairs

(6) Muscular Dystrophy Assoc/QUEST; Audience – Primarily people with any of 43 neuro-muscular diseases in MDA program; also read by 1000s of physicians, clinicians, therapists, and other medical care providers

(7) Paralyzed Veterans of America/SPORTS 'N SPOKES; Audience – Wheelchair Users - sports and recreation

(8) Special Living Magazine/SPECIALIVING Magazine; Audience – Physically disabled individuals looking for new products and means to make life easier and better.

(9) Caregiver Media Group/TODAY'S CAREGIVER; Audience - Caregivers

The following medical education companies are our competition:

AAF-MED
CME and CE accredited provider
660 White Plains Rd., Ste. 535
Tarrytown, NY 10591
1-800-247-7615
www.aafmed.com
CME and CE accredited provider that specializes in symposia, teleconferences, internet programs, algorithms, monographs, video-and audiotapes ..

Academy for Healthcare Education
Division of The Impact Group
330 Madison Ave., 21st Floor
New York, NY 10017
212-490-2300
www.ahe.edu
Develops CME/CPE-certified programs for physicians and pharmacists including regional, local, and satellite symposia. Also develops enduring materials such as monographs and multimedia programs including websites, audioconferences, and videoconferences.

Advanstar Medical Economics
Five Paragon Drive
Montvale, NJ 07645
888-581-8052
www.advanstarhealthcare.com
CME/CE and non CME/CE accredited meetings and symposia, conferences and market research.

Alpha & Omega Worldwide, LLC
370 Campus Drive
Somerset, NJ 08873
888-999-9672
www.alpha-and-omega-llc.com

Designs and implements medical education and non-traditional communication programs including CME.
Center for Bio-Medical Communication, Inc.
433 Hackensack Avenue
9th Floor
Hackensack, NJ 07601
201-342-5300
www.cbcbiomed.com
A full service medical education (CME) provider

The Chatham Institute
26 Main Street, 3rd Floor
Chatham, NJ 07928-2402
800-381-4012
Accredited provider of medical, pharmacy and nursing continuing education.

CPE Communications
84 Headquarters Plaza
West Tower, 6th Floor
Morristown, NJ 07960
973-971-0700
www.cpeducate.com
Full-service medical education group that brings scientific expertise and strategic solutions to the planning, promotion and implementation of education programs.

DiMedix, LLC
34 Mountain Blvd.
Suite 202
Warren, NJ 07059
800-465-8870
www.dimedix.com
A full-service medical education company specializing in the design, development, and execution of CME/CE education programs.

The Hatherleigh Company, Ltd.
800-367-2550
5-22 46th Avenue
Suite 200
Long Island City, NY 11101
800-367-2550
www.hatherleigh.com
CME and CE distance learning activities for physicians, nurses, and allied health professionals.

Health Learning Systems
155 Route 46 West
Wayne, NJ 07470
973-785-8500
www.commonhealth.com
Creates comprehensive and ground breaking medical education solutions.

Impact Communications
330 Madison Ave., 21st Floor
New York, NY 10017
80-490-2300
www.impactgroup1.com
Specializes in developing and implementing CME/CPE-certified and non-certified programs for physicians, allied healthcare professionals, and patients.

Thomson Interphase
5 Paragon Drive
Montvale, NJ 07646-1742
201-358-7400
Full-service company dedicated to delivering timely, academically rigorous continuing medical education activities.

IntraMed
230 Park Avenue South
New York, NY 10003-1566
212-614-3800
Specializes in developing and managing educational programs intended for healthcare professionals, patients, families of patients and other caregivers.
Network for Continuing Medical Education
One Harmon Plaza
Secaucus, NJ 07094
800-223-0433
www.ncme.com
Independent, full-service, ACCME-accredited medical communications company that has been providing medical education to physicians & other healthcare professionals since 1965.

Spectrum Healthcare Communications
1140 Route 22 East. Ste. 201
Bridgewater, NJ 08807
800-922-0949
www.impactgroup1.com
Specializes in developing and implementing CME/CPE-certified and non-certified programs for physicians, allied healthcare professionals and patients.

Although the above companies may be deemed to be our competition, none of the above companies focus on chronic life long conditions and disabilities in the manner that we do. EP Magazine, for example, is the only special interest consumer publication serving the special needs marketplace who has been accorded the privilege of offering Continual Medical Education Credits to physicians and who is endorsed by a professional medical society.

MATERIAL AGREEMENTS

(1) Printing Contract with Transcontinental Printing & Graphics, Inc. – this agreement was originally signed with Exceptional Parent magazine in 1999. It was for a five year period commencing October 1, 1999 and ending on October 1, 2004. In July 2004, it was extended for an additional 5 years through October 2009, in the form of a letter received from Transcontinental. It provides for the printing of our monthly publication called “Exceptional Parent.”

(2) EBSCO Publishing, Inc. License Agreement – we executed this agreement on October 1, 2005 but have not received an executed agreement from EBSCO Publishing, Inc. This agreement is for a 3-year term with successive one year renewals unless either party provides notice of non-renewal 90 days prior to the expiration of the present term. This agreement provides for the license of our content in our publications to be disseminated by EBSCO Publishing, Inc. EBSCO agrees to pay us royalties, on a quarterly basis, equal to 20% of the net revenue collected on products sold by them.

(3) Booke and Company, Inc. Investor Relations Agreement – this agreement was executed in September 2005. It requires Booke and Company, Inc. provide us with investor relations services. The term of the agreement is for one year. We are required to make monthly payments of $4,000. The principals of Booke and Company, Inc., were given options as follows: Stephen B. Booke – 60,000 options; and Gerald A. Amato – 340,000 options. The options expire on October 1, 2012 and have an exercise price of $.05 per share.

(4) Vemics, Inc. Agreement - On December 8, 2005, we entered into an exclusive joint venture agreement with Vemics, Inc (Vemics) whereby Vemics and us will undertake to jointly provide an Internet-based, on-line interactive TV quality communication system for the delivery of educational/training content and business meetings (the Agreement). Pursuant to the Agreement, we will (i) market and resell Vemics services to our customers and sponsors in the special needs market; and, (ii) utilize exclusively the Vemics system in providing our customers and sponsors with On-Line, Interactive Live Internet-based educational/training content and business meetings. Vemics has appointed us to act as Vemics' exclusive global representative in this capacity and has granted us a license to provide Vemics services, software, and documentation to our customers. Vemics will provide us with sales and marketing literature and training sessions for our sales and technical personnel. Vemics will also provide customer support services to us and our customers. Vemics and us will share equally among the revenues derived from fees paid by our customers and sponsors in connection with the services rendered as contemplated by the Agreement. The agreement shall remain in force until November 1, 2007 (the Initial Term). Upon the expiration of the Initial Term, the Agreement will automatically renew for one additional term of three years (Renewal Term) unless and until either party notifies the other party in writing. The Agreement may be terminated by either party upon default or insolvency of the other party.

(5) Child Neurolgy Foundation Agreement - On October 26, 2005, we signed an agreement with the Child Neurology Foundation to produce four (4) on-line CME and CEU accredited seminars on spasticity. The seminars will educate and inform caregivers of children and adolescents with neurologic and developmental disorders and the physicians, educators and allied health care professionals involved in their care and development.

(6) ProCirc, LLC. Circulation Services Agreement – Effective November 11, 2005, we signed a Circulation Services Agreement with ProCirc, LLC whereby ProCirc will perform circulation services for us. The agreement commenced on December 1, 2005 and terminates on November 30, 2006. It shall automatically renew for successive one year periods starting on December 1, 2006 unless either party terminates the Agreement on 90 days prior written notice before the end of any term. We are required to pay proCirc the sum of $7,000 per month for basic services under the agreement for the first 12 montjhs of the agreement. Thereafter, the fee increases each year by 5%. In addition, proCirc can recive a 10% bonus for every dollar earned over $30,000 per month

RECENT FINANCING

On September 23, 2005, we completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. Under the securities purchase agreement, we will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our officer and director, Joseph Valenzano individually pledged 3,371,093 shares of our common stock.

In addition, we are to issue stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.15 and the term of the warrants is 5 years.

A private investment firm, Westminster securities Corporation based in New York City, received a commission of $240,000 (8% of the net proceeds of $3,000,000) for arranging for this financing.

To date, we have received net proceeds of $1,250,000 under the terms of the securities purchase agreement. We shall receive the balance as follows: (i) net proceeds of $750,000 within 2 days of filing this registration statement; and (ii) net proceeds of $1,000,000 within 2 days of this registration statement being declared effective by the SEC. If the SB-2 is not declared effective within 120 days after September 23, 2005, we must pay a penalty of 2% of the outstanding principal balance of the callable secured convertible notes for each thirty-day period that the SB-2 is not declared effective.

GOVERNMENTAL REGULATION

Our business is not subject to any governmental regulations.

INTELLECTUAL PROPERTY

We do not have any patents. We have registered trademarks for the following: DAN (Disability Awareness Night); EP Symbol of Excellence; and EP Global

EMPLOYEES

As of December 30, 2005, we have 16 full time employees and 2 part time employees. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good. We have entered into an employment agreement with our principal executive officer and director.

DESCRIPTION OF PROPERTY

We currently operate our business from two (2) corporate offices located as follows: (1) corporate headquarters: 551 Main Street, Johnstown, Pennsylvania 15901, telephone number (814) 361-3860. The lease for this space has not been executed and therefore, the lease is on a month to month basis. We have been operating under the following terms: The term of the lease agreement is from November 1, 2004 through October 1, 2006. The monthly base rent payment for the initial year of the lease was $6,021.88. There are additional rent payments for common area maintenance. During the previous year, our monthly rent payments for base rent and additional rent were approximately $7,500 per month. The monthly base rent payment for the period November 1, 2005 through October 1, 2006 is $6,262.75. We have the right to two 3-year options by providing the landlord with 90 days prior notice before the end of the preceding term. For the first 3-year period commencing November 21, 2006, the base rent shall be $6,744.50 per month. For the second 3-year option period commencing November 1, 2009, the base rent shall be $7,467.13 per month. We presently lease approximately 5,781 square feet of office space; (2) New Jersey office: 65 State Route 4, River Edge, New Jersey 07661; telephone number (800) EPARENT. The lease for the New Jersey office is a five (5) year lease that commenced on September 1, 2001 and expires on August 31, 2006. It consists of approximately 5,850 rentable square feet. The annual rent is a net amount. Electric is separately metered and all operating expenses and real estate tax increases from the initial year are our responsibility based on our percentage of 24.38%. The monthly and annual gross rent for the period September 1, 2005 through August 31, 2006 is $9,750 and $117,000, respectively. We have the option to renew this lease at the end of the initial five (5) year term for an additional five (5) years at the rate of $125,775 per year. This lease is in the name of Psy-Ed Corporation doing business as Exceptional Parent Magazine, our wholly owned subsidiary.

LEGAL PROCEEDINGS

Michael Miller, Juan Sala, Carolina Hernandez, Cesar Alquegui, Josephine Lugo, III and George Sukornyk v. EP Global Communications, Inc., Court of Chancery of the State of Delaware in and for New Castle County, C.A. No. 1502-N – This case was commenced on July 22, 2005. Plaintiffs made the following allegations in their lawsuit: The plaintiffs were shareholders of our company when it was known as East Coast Airlines, Inc., prior to the acquisition agreement with Psy-Ed Corporation in November 2003. Subsequent to the Psy-Ed acquisition, the plaintiffs allegedly agreed to surrender certain "free trading" shares of our common stock in exchange for restricted shares of our common stock. Plaintiffs claim that we never delivered the restricted shares of common stock to each of them. On September 30, 2005, we filed our answer denying liability to the plaintiffs together with counterclaims for unjust enrichment, civil conspiracy and related claims against each of the plaintiffs. Our answer denies any wrongdoing and, in fact, asserts unjust enrichment to the plaintiffs, negligent misrepresentations by the plaintiffs and a civil conspiracy. By our counterclaim, we are requesting the return of any of our shares of common stock still held by the plaintiffs and related damages. The plaintiffs in the lawsuit are requesting specific performance of an alleged agreement to give them 1 restricted share of our common stock for every 2 unrestricted shares they tendered to us (they claim to have tendered approximately 4 million shares), together with unspecified compensatory damages, interest and costs. As of December 30, 2005, the parties have verbally agreed to settle the lawsuit and a definitve settlement agreement is being drafted by legal counsel for both parties.

Psy-Ed Corporation, d/b/a Exceptional Parent v. Stanley Klein and Kimberly Schive, Superior Court in and for the County of Middlesex, in the Commonwealth of Massachusetts, Civil Action No. 99-6140; Counterclaims Brought By Klein Against Plaintiffs and Third-Party Directors (Kenneth Rossano, David Hirsch, Robert Striano, Donald S. Chadwick, C. Kenneth Mehrling and Robert K. Hopkins, Jr.) Of EParent In Civ. No. 99-6140. This case was commenced on December 17, 1999. We are plaintiff in a case pending in the Superior Court of Middlesex County, Massachusetts, in which claims have been asserted against a former officer of the company, Stanley Klein, and a former employee, Kimberly Schive. The claims arise out of a settlement agreement executed by us and Klein in March, 1998, one which we claim Klein breached even before he signed the document and again shortly after the document was signed. There are additional claims of fraud, defamation, slander and tortuous interference against Klein. Klein has counterclaimed, seeking the benefits he was to receive under the agreement, including the remainder of a buy-out of shares of our common stock he holds. The trial is currently scheduled to begin on February 27, 2005. It is our opinion that we will not be liable for the payments and that the amount of damages being sought as compensation to us far exceeds the contract balance which is $119,825.

Other than noted above, there is no litigation pending or threatened by or against us.

MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about our executive officers and directors.

Name	Age	Position
Joseph M. Valenzano, Jr.	60	President, Chief Executive Officer and Director
Donald Chadwick	54	Director, Secretary and Treasurer
Robert Salluzzo	59	Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer
Dr. David Hirsch	58	Director
William Bleil	64	Director
Rear Admiral Raymond C. Smith	62	Director
Diane Jones	61	Director
Antoinette J.G. Hill	59	Director
F. Chandler Coddington, Jr.	73	Director

Set forth below is certain biographical information regarding our executive officers and directors:

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors .To the Company's knowledge, there are no agreements or understandings for any officer or director to resign at the request of another person nor is any officer or director acting on behalf of or is to act at the direction of any other person other than in his fiduciary capacity of and for the benefit of the Company and at its direction.

Joseph M. Valenzano, Jr., MBA, APC - President / Chief Executive Officer / Director

Joseph M. Valenzano, Jr. is our President, Chief Executive Officer and Director. He assumed such positions upon our transaction with Psy-Ed Corporation in November 2003. From 1993 until such time, Mr. Valenzano was the President, CEO and director of Psy-Ed Corporation originally located in Hackensack, New Jersey and then located in Oradell, New Jersey.

Mr. Valenzano received Bachelor of Science and Bachelor of Arts degrees in history and economics from Upsala College in 1967. He also holds an MBA in Finance and Management from Fairleigh Dickinson University (1971); a Certified Management Accountant (CMA), in 1978, Mr. Valenzano was awarded an Advanced Professional Certificate (APC) in Accounting and Information Systems from the Graduate School of Business at New York University also in 1978.

Prior to his involvement with EP Global Communications, Inc and Exceptional Parent, Mr. Valenzano served as Vice President, Development for McGraw Hill Inc. from 1970 through 1977; Vice President, Corporate Development for Elsevier–NDU in the Netherlands, from 1977 through 1980; Sr. Vice President, Finance for Playboy Magazine in Chicago from 1980 through 1982; Executive Vice President, Operations for Medical Economics from 1982 through 1988; and Executive Vice President Finance and Chief Financial Officer for Thomson International Publishing from 1988 through 1993.

Mr. Valenzano is a frequent speaker at conferences, organizations and medical and dental organizations serving people with disabilities and is on the board of a number of disability organizations. He is the Founder and Member of the Board of Trustees of the EP Foundation for Education, Inc., an IRS-approved 501(c)(3) not-for-profit corporation. He has served as Chairman of the Executive Advisory Board for the Child Neurology Society and Child Neurology Foundation and as a member of the board of directors for the CNF. He is currently Chairman of the Executive Advisory Board to the American Academy of Developmental Medicine and Dentistry and a member of the board of directors of that prestigious professional society. He also serves on the board of directors of Oral Health America; CMRA of Tennessee and MOVE International.

He is the father of five sons, one of whom has a disability.

Donald S. Chadwick – Secretary, Treasurer and Director

Donald S. Chadwick is our Secretary, Treasurer and a director. He became our Treasurer in 1997; our Secretary in 2000 and our director in 1997. He is Chairman and the only member of the Finance Committee; and a member of our Audit Committee and Compensation Committee.

Donald obtained his Bachelor of Science Degree in Accounting from Babson College located in Massachusetts in 1974. In 1994, he received a Masters of Business Administration in Strategic Planning from the University of Pittsburgh. Mr. Chadwick is currently a financial and tax consultant.
Mr. Chadwick was employed by Price Waterhouse & Co. from 1974 to 1985 as an auditor and later joined the tax department. In 1985, he left Price Waterhouse & Co. to establish a tax consulting practice serving individuals and corporations.

In October 1998, Mr. Chadwick formed Cardinal Debt Associates, L.P. (Debt) and Cardinal Equity Associates, L.P. (Equity) which are business development companies providing capital to small growth oriented businesses. In September 2000, Debt provided a short-term loan and line of credit to Psy Ed Corporation, a company that we undertook a transaction with in November 2003. In conjunction with the loan, Equity acquired a warrant position in Psy Ed which has been exchanged as a result of the share exchange with East Coast Airlines (now EP Global Communications Inc.) for 220,754 common shares.

Mr. Chadwick is the general partner of Cardinal Equity Associates, L.P., a majority member of 40401 Corporation LLC. In August 2005, 40401 Corporation LLC filed for bankruptcy protection. In addition, Mr. Chadwick is the director of Signature Financial Group, Inc., a dormant company that previously owned various NASD registered broker-dealers.

Robert Salluzzo, CPA– Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer

Robert Salluzzo is our Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer. He assumed the positions of Chief Operating Officer and Chief Financial Officer in January 2004. He was recently appointed Chief Accounting Officer.

Mr. Salluzzo began his professional career with Price Waterhouse & Co. in 1969, specializing in all areas of taxation relevant to multinational corporations, high net worth individuals and various charitable and personal benefit trusts. In 1976, he established his own accounting firm, Robert J. Salluzzo, CPA, P.C. focusing on the needs of emerging businesses. In this capacity, he was involved in the structuring of multi-million dollar asset based credit facilities as well as integrating funding from economic development agencies into capital formation plans for development stage companies. In 1977, he merged his firm with John R. Gleason CPA to form Gleason and Salluzzo Certified Public Accountants. This business was located in Johnstown, New York.

In 1985, Gleason and Salluzzo was merged into Marvin & Company, a regional accounting firm located in both Albany, and Schenectady, New York. Mr. Gleason left the practice and Mr. Salluzzo became one of six partners responsible for the growth of the firm. In 1992, he retired to establish a consulting practice called Robert J. Salluzzo CPA, PC located in Johnstown, New York. The consulting practice was aimed solely at addressing the financial needs of emerging and development stage companies with a secondary concentration in aviation related activities, including business planning for airports.

Throughout his professional career, Mr. Salluzzo has been actively involved in aviation pursuits, not only as a pilot but also as a consultant in various aviation matters, including airline certification and management.

He was primarily responsible in a consulting role for the construction of a general aviation airport located in Canandaigua, New York State. He has consulted with numerous communities on air service needs as well as being a guest speaker at aviation seminars. He has also teamed with leading New York State engineering firms in relation to various airport projects throughout New York State.

In 1969, Mr. Salluzzo received a Bachelor of Business Administration in accounting from St. Bonaventure University and is an honorably discharged Army officer having served in the US Army Field Artillery.

David Hirsch, MD – Director

Dr. David Hirsch is our director. He became a director in November 2003.

A pediatric physician, Dr. Hirsch specializes in caring for children with special health care needs. He is presently the Medical Director for Maricopa Health Plan, based in Arizona. He started this position in February 2005. In addition, he is also the Medical Director for Physicians Review Network, based in Arizona. He also started this position in February 2005. In addition he is presently the Medical Director for both Hacienda de Los Ninos (this position commenced in 1994) and Hacienda de Los Angeles Skilled Nursing Facility (this position commenced in 2001). From 1979 through August 2004, he was a partner in Phoenix Pediatrics, Ltd., located in Phoenix, Arizona. . He has worked with hundreds of children with disabilities throughout Arizona. Dr. Hirsch is a fellow and is actively involved in the American Academy of Pediatrics (AAP) as a member in the section on Neurology, Home Health Care and Developmental Disabilities. Dr. Hirsch received three degrees in engineering from Carnegie-Mellon University, Pittsburgh, Pennsylvania prior to earning his medical degree at the University of Cincinnati in 1975. In 1969, he received his Bachelor Of Science in Mechanical Engineering; in 1970, he received his Master of Science in Mechanical Engineering; and in 1970, he also received his Master of Science in Biotechnology. From 1976 to 1978, he did his residency in pediatrics at the University of Michigan Affiliated Hospitals. Dr. Hirsch writes a monthly column called "Ask the Doctor" for Exceptional Parent and is active on several boards of foundations and non-profit organizations. He also serves as a member of Exceptional Parent's Editorial Advisory Board.

Dr. Hirsch has the following teaching appointments: (i) 1978 - Chief Resident and Instructor in Pediatrics, Department of Pediatrics, University of Michigan; (ii) 1970 - Research Associate in Biomechanics, University of Pittsburgh; (iii) 2000 to Present – Clinical Assistant Professor in Pediatrics, Kirksville College of Osteopathic Medicine; and (iv) 1999 to Present – Clinical Assistant Professor, Midwestern College of Medicine. He has the following certifications and licenses: (i) National Board of Medical Examiners (1976); (ii) Arizona Board of Medical Examiners (1979); (iii) Fellow, American Academy of Pediatrics (1979); and (iv) Board Certified in Pediatrics, American Board of Pediatrics (1979).

William J. Bleil – Director

William J. Bleil is our director. He became a director on June 24, 2005. He is also the Chairman of our Audit Committee and a member of our Compensation Committee.

Since 1989, Bill has been the President of First Presque Isle Corp. based in Erie, Pennsylvania, which was established at such time. It was established to assist companies in obtaining financing through banks, subordinated debt structures and equity structures. Bill has acted in a part-time executive capacity for several businesses. All such businesses have been private companies.

He received a Bachelor of Science degree in Accounting from Gannon University in Erie, Pennsylvania in 1963.

Rear Admiral Raymond C. Smith, United States Navy (Retired) – Director

Rear Admiral Ray Smith is our director. He became a director in November 2003. He is the Chairman of our Compensation Committee.

Rear Admiral Smith, United States Navy (Retired), age 60 was a Navy SEAL for 31 years. During his four-year tenure as Commander of the 2300-men worldwide SEAL force, he raised personnel retention to a level three times the Navy average. As a Navy Captain, Admiral Smith led the Navy SEALs in Operation Desert Storm, conducting over 200 combat operations of strategic significance while incurring no casualties. Earlier in his career, Admiral Smith directed Navy SEAL training, generally considered to be the most challenging military training in the world. While in this position, Admiral Smith achieved the highest graduation rate in the 50-year history of the course (55%).

Admiral Smith has been recognized in numerous publications and books, most recently in Noel Tichy's book, The Leadership Engine, in which he is cited as a leader closely involved with employees at every level of his organization. Admiral Smith has also been recognized in Newsweek, Fortune, Readers Digest, and on the Discovery Channel, the History Channel, and CBS This Morning.

Admiral Smith was awarded the California Distinguished Service Award while a member of the Governor's Council on Physical Fitness and Sports. Working directly for the Council Chair, now Governor of California Arnold Schwarzenegger, he and the Navy SEALs focused on inner-city at-risk youth, children with special needs, and senior citizens. The Admiral has spoken extensively on his leadership experiences and the philosophical underpinning which has supported his career. Admiral Smith also published two Navy SEAL manuals presently in print by the Government Printing Office. These two, The SEAL Nutrition Manual and The SEAL Physical Fitness Manual, focus on the special nutritional and fitness needs of Navy SEALs, but have been well-received by the general population because of their application to all walks of life.

Prior to retiring from the U.S. Navy, Admiral Smith was assigned as the Director of Assessment for the U.S. Navy. As the first SEAL Admiral to serve in a general Navy assignment, Admiral Smith was responsible for developing the Navy's first capability-based assessment process. He led 100 systems analysts in providing service-level recommendations directly to the Chief of Naval Operations.

In 1967, Admiral Smith received his Bachelor of Science degree in engineering from the United States Naval Academy. In 1974, he received a Masters of Science in Oceanography from the Naval Postgraduate School.

Diane Jones – Director

Diane Jones is our director. She became our director on December 8, 2005.

Diane Jones has made significant contributions to the US Marine Corps family for the past several decades. A strong supporter of all military families and volunteerism, she serves as an honorary member of the Board of Directors of the Marine Corps/Law Enforcement Foundation, and has served on the Advisory Board of the US Naval Services FamilyLine, the Armed Forces Association, the Armed Forces Branch of the YMCA, and the US Marine Officers Wives Club. In 2002, the Marine Corps League selected Mrs. Jones as the recipient of the "Dickey Chappelle Award" which is one of the most prestigious awards of the Marine Corps League. The award is presented annually to a woman deserving of recognition by having made significant contributions in the interest of Marines or the United States Marine Corps. A lifelong advocate for individuals with disabilities, Mrs. Jones is a member and past Board member of the Association for Retarded Citizens, an honorary member of the Board of Directors of the Jewish Foundation for Group Homes, and has served on the Board of Directors for Gabriel House, a non-profit organization which provides community residential programs with disabilities. She has also served as Director of the Parent Resource Center assisting the families of students with special needs in Fairfax County, Virginia and has worked in special education as a teacher and coordinator of programs and placements for students with learning disabilities. During these last three years as First Lady of the Marine Corps, she has been instrumental in improving the quality of life for those Marines with family members in the Exceptional Family Member Program. She is a member of the Department of Defense steering committee which held its first summit this year to explore ways of standardizing this program throughout military services. Mrs. Jones has fostered a Committee for Persons with Disabilities comprised of family, base, and community representatives on every major Marine Corps base. Mrs. Jones expertise has led her to testify before the Subcommittee on Select Education, U.S. House of Representatives, and she has served as a lecturer to graduate classes at George Mason University, Marymount College, and the University of Virginia. She was appointed to the California State Council on Developmental Disabilities by Governor Pete Wilson during his term. Mrs. Jones holds a Bachelor of Arts Degree from George Washington University and a Master's Degree in Special Education from George Mason University. She is married to General James L. Jones, former 32nd Commandant of the Marine Corps and now presently serving as Supreme Allied Commander NATO. The General and Mrs. Jones are long time supporters of the Exceptional Family Member Program (EFMP) in the United States Military and they are the parents of a young woman, Jennifer with Fragile X Syndrome.

Antoinette J.G. Hill – Director

Antoinette Hill is our director. She became our director on December 8, 2005.

Antoinette Hill is a Community Advocate for children with disabilities and an active participant in promoting partnerships and programs that support healthy families and excellence in education for military children. Mrs. Hill is currently a Consultant to the University of Miami School of Medicine's Mailman Center where she co-developed and teaches a family perspective curriculum to third year pediatric residents. She is an active board member of the Military Child Education Coalition (MCEC), the Chairman of the Sub-Committee on Special Education and an immediate past member of the National Advisory Board for the MCEC. Mrs. Hill is certified as a Special Education Parent Trainer and has received numerous public service awards for community and charitable work and was named one of the Outstanding Young women of America in 1984. Mrs. Hill holds a bachelor's and master's degree. She is married to General James "Tom" Hill recently retired four star U.S. Army General, U.S. Southern Command. Mrs. Hill and General Hill are long time supporters of the EFMP Program and the Military Child Education Coalition. They are the parents of two children one of whom, Meghan, has a severe disability.

F. Chandler Coddington, Jr. – Director

F. Chandler Coddington is our director. He became our director on December 8, 2005.

F. Chandler Coddington has served as a director of Vemics, Inc. since 2002. Mr. Coddington has 46 years of experience in the insurance and retail/agency brokerage business. He has served in several chairmanship posts, including Travelers, St. Paul, Cigna, and Connecticut General Life Insurance Company. He is also active in many local non-profit endeavors, including United Way, Overlook Hospital, Chamber of Commerce, and the YMCA. Mr. Coddington holds a Bachelor of Science degree from the University of Maine.

Other

There are no family relationships among any of the directors or officers of the Company.

None of the foregoing Directors or Executive Officers has, during the past five years:

(a) Other than listed in Mr. Chadwick's background set forth above, had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b) Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c) Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

(d) Been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation Table. The following information relates to compensation received by our officers in fiscal year ending December 31, 2004, 2003 and 2002 whose salary and compensation exceeded $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Restricted Stock Award(s)**	**Securities Underlying Options**
Joseph M. Valenzano, Jr. (1)	2004	$150,000	0	0	0	0
President and CEO	2003	$120,000	0	0	0	0
	2002	$110,000	0	0	0	0
Robert Salluzzo (3)	2004	$125,000	0	0	0	0
COO, CFO and Chief Accounting Officer	2003	$55,000	0	0	0	0
	2002	-0-	0	0	0	0
Donald S. Chadwick (2)	2004	$6,000 (2)	0	0	1,000 shares (5)	
Secretary and Treasurer	2003	$6,000	0	0	0	0
	2002	0	0	0	0	0

(1)In accordance with Mr. Valenzano's employment agreement dated June 1, 2005, he is to receive an annual salary of $200,000. To date in 2005, he has received $122,500 against a pro-rated base salary of $200,000. Due to our cash constraints, the actual monthly amount owed to Mr. Valenzano has not been able to be paid. Presently, Mr. Valenzano is being paid as if his annual compensation is based on an annual salary of $200,000 with an accrual being placed on our records for the monthly difference that is owed. In this regard, as of December 30, 2005, an accrual of approximately $29,000 is reflected on our records for amounts owed but not yet paid

(2) In 2005 to date, Mr. Chadwick has received $4,500 in salary and $1,700 in consulting fees for preparing our tax returns. In 2004, Mr. Chadwick also received $1,300 in consulting fees for preparing our tax returns.

(3) To date in 2005, he has received $100,000 against a base salary of $160,000. Due to our cash constraints, the actual monthly amount owed to Mr. Salluzzo has not been able to be paid. Presently, Mr. Salluzzo is being paid as if his annual compensation is based on an annual salary of $90,000 with an accrual being placed on our records for the monthly difference that is owed. In this regard, as of December 30, 2005, an accrual of approximately $29,000 is reflected on our records for amounts owed but not yet paid.

(4) This salary amount reflected was paid by Psy-Ed Corporation.

(5) For Mr. Chadwick's attendance at our board of directors meetings.

Option Grants Table. The following table sets forth information concerning individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table during fiscal year ended December 31, 2004

OPTIONS GRANTS IN PRESENT FISCAL YEAR
(Individual Grants)

Name	Number of securities underlying options granted (#)	Percent of total options granted to employees in last fiscal year	Exercise or base Price ($/Share)	Expiration Date
None				

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Aggregated Option Exercises and Fiscal Year-End Option Value Table. The following table sets forth certain information regarding stock options exercised during fiscal year ending December 31, 2004, by the executive officer named in the Summary Compensation Table.

Name	Shares acquired on exercise (#)	Value realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)	Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
None				

Employment Contracts

We presently have an employment agreement with Joseph Valenzano, our officer and director. The summary of such employment agreements is as follows:

Effective June 1, 2005, we entered into an agreement with Mr. Valenzano to act as our President and Chief Executive Officer; and Publisher of Exceptional Parent Magazine. The term of the agreement expires on June 30, 2008. His compensation is as follows: (i) Salary: $200,000 per year from June 1, 2005 through May 31, 2006. For the periods June 1, 2006 through May 31, 2007 and June 1, 2007 through May 31, 2008, Mr. Valenzano's base salary increases based on the Consumer Price Index increase in the preceding year for the New York/Metropolitan Area. Our board of directors may increase his base compensation based on its evaluation of his performance. The agreement acknowledges that Mr. Valenzano has voluntarily deferred a portion of his compensation owing him. The agreement requires payment of such compensation by no later than December 31, 2005. If third party financing is secured by us, we are required to pay such amount at such time. Even though we have recently received financing, such amount has not been paid to date; (ii) stock options: upon execution of the agreement, Mr. Valenzano received 1,500,000 options to purchase our shares of common stock at a price equal to the fair market value of our stock on the exercise date. The options are exercisable as cashless options. On each of the first and second anniversaries of the agreement, Mr. Valenzano shall receive an additional 500,000 options on the same terms as the original 1,500,000 (or an aggregate of 1,000,000 options); (iii) Mr. Valenzano will also be eligible to participate in an approved Incentive Stock Option Plan (which must be implemented by us no later than December 31, 2005); a cash incentive plan based on performance criteria negotiated by our Board of Directors or Compensation Committee no later than December 31, 2005; life and disability insurance policies. Finally, upon reaching age 65, Mr. Valenzano shall have the right to sell up to 50% of his equity holdings in us, to us at 80% of fair market value or other reasonable value. Mr. Valenzano's employment may be terminated for cause. In addition, if he is disabled for 180 days consecutive business days or 210 business days in a 270 business day period, the employment agreement shall be terminated. Mr. Valenzano can resign from his position with us at any time. If he is terminated based on his breach, there is a 2 year non-compete clause which prevents him from competing with us for a period of 2 years from such termination.

We maintain $1,000,000 of key man life insurance on the life of Mr. Valenzano. Based on our recent financing, we are required to purchase $3,000,000 of additional key man life insurance on each of the lives of Mr. Valenzano and Mr. Salluzzo, or an aggregate of $6,000,000. However, in the event of Messrs. Valenzano's or Salluzzo's demise, any insurance proceeds would be used to pay the outstanding balance remaining on the financing. However, if one insurance policy is utilized due to the demise of either Mr. Valenzano or Mr. Salluzzo, then the other policy will lapse. Messrs. Valenzano and Salluzzo have both undertaken physical examinations to secure the insurance policies. We are awaiting the results of the physical examination in order to secure such life insurance policies. $20,000 has been reserved to fund the above additional insurance policies.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The Board of Directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity. In October 2004, the board of directors each received 1,000 shares for attendance at a directors meeting.

Consulting Agreement with Donald S. Chadwick

On an annual basis, Mr. Chadwick prepares our tax returns and we pay him a consulting fee for such work.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information derived from the named person, or from the transfer agent, concerning the ownership of common stock as of December 30, 2005, of (i) each person who is known to us to be the beneficial owner of more than 5 percent of the common stock; (ii) all directors and executive officers; and (iii) directors and executive officers as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Joseph M. Valenzano, Jr. 6 Pickwick Lane Woodcliff Lake, New Jersey 07677	4,395,441(2)	18.80%
Donald Chadwick 403 River Oaks Drive Rutherford, New Jersey 07070	628,537 (3)	2.69%
William J. Bleil 1521 South Shore Drive Erie, Pennsylvania 16505	1,861,940 (6)	7.96%
Robert J. Salluzzo 204 South Williams Street Johnstown, New York 12095	673,783 (4)	2.88%
Raymond C. Smith 179 Annandale Road Pasadena, California 91105	1,000	*
David Hirsch 602 West Ocotillo Road Phoenix, Arizona 85013	141,130(5)	*
Sigma-Tau Pharmaceuticals Inc. (7) 800 South Frederick Gaithersburg, Maryland 20877	2,206,615	9.44%
Diane Jones	0	0
Antoinette J. G. Hill 1225 Malaga Avenue Coral Gables, Florida 33134	0	0
F. Chandler Coddington, Jr.	0	0
Officers and Directors as a Group (9 persons)	7,701,831	32.94%

* - Less than 1%

(1) Based on 23,382,818 shares of common stock issued and outstanding as of December 30, 2005. In May 2005, Giltner Stevens was issued 2,000,000 shares in his name, to be held in escrow as contingent security for a loan of $140,000 made by Giltner Stevens. The loan has recently been paid in full and Mr. Stevens has sent the 2,000,000 shares to our transfer agent for cancellation. Therefore, although the 2,000,000 shares are reflected on the records of our transfer agent, we are not treating them as issued and outstanding.

(2) Mr. Valenzano's shareholdings consist of the following: 500,000 shares owned individually; 3,871,048 shares held in an IRA account for Mr. Valenzano; and 24,393 shares held in an IRA account for Patricia Valenzano, Mr. Valenzano's wife.

(3) Mr. Chadwick's shareholdings consist of the following: 144,983 shares held individually; 12,800 shares held in a profit sharing plan for Mr. Chadwick; and 220,754 shares held in the name of Cardinal Equity Associates, L.P., a company beneficially owned by Mr. Chadwick. On July 28, 2005, Mr. Chadwick purchased 250,000 of our shares of common stock. To date, such shares have not been issued and are not included in this calculation.

(4) Mr. Salluzzo's shareholdings consist of the following: 373,783 shares held individually; and 300,000 shares held by his wife, Mary W. Salluzzo.

(5) Mr. Hirsch's shareholdings consist of the following: 1,000 shares held individually; 24,393 shares held as a custodian for his minor child, Eythan Hirsch; and 24,393 shares held as a custodian for his minor child, Nathan Hirsch; and 91,344 shares held by the Phoenix Pediatrics Ltd profit Sharing Plan, of which Mr. Hirsch is the trustee and beneficiary.

(6) Mr. Bleil's shareholdings consist of the following: 1,803,040 shares held individually; 58,900 shares held as trustee for his minor grandchildren.

(7) Gregg LaPointe is a representative of, and has investment control of, Sigma-Tau Pharmaceuticals Inc.

Under the terms of the callable secured convertible note and the related warrants, the callable secured convertible note and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of callable secured convertible notes or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Therefore, the table does not include AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

SELLING STOCKHOLDERS

Selling Security Holders and Recent Financing

In September 23, 2005, we entered into a Securities Purchase Agreement for a total subscription amount of $3,720,000 that included Stock Purchase Warrants and Callable Secured Convertible Notes with AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. The aggregate principal amount will be $3,000,000. The $720,000 difference is attributable to original issue discount at the rate of 8% per annum and represents the redemption price at maturity calculated as 124% of the principal amount of $3,000,000. The initial funding of $1,550,000 (we received net proceeds of $1,250,000) was completed on September 23, 2005 with the following parties and evidenced by callable secured convertible notes: AJW Capital Partners, LLC invested $189,100; AJW Offshore, Ltd. invested $812,200; AJW Qualified Partners, LLC invested $527,000 and New Millenium Capital Partners II, LLC invested $21,700. The parties received the following amount of warrants: AJW Capital Partners, LLC – 256,200 warrants; AJW Offshore, Ltd. – 1,100,400 warrants; AJW Qualified Partners, LLC – 714,000 warrants; and New Millenium Capital Partners II, LLC – 29,400 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. Under the terms of the callable secured convertible note and the related warrants, the callable secured convertible note and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of callable secured convertible notes or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. In addition, pursuant to the Securities Purchase Agreement, we are required to purchase $3,000,000 of key man life insurance on each of the lives of Messrs. Valenzano and

Salluzzo, or an aggregate of $6,000,000 of life insurance. However, if one insurance policy is utilized due to the demise of either Mr. Valenzano or Mr. Salluzzo, then the other policy will lapse. Messrs. Valenzano and Salluzzo have both undertaken physical examinations to secure the insurance policies. We are awaiting the results of the physical examination in order to secure such life insurance policies.

On October 24, 2005, two business days after we filed the original Form SB-2, we received a $930,000 subscription amount or $750,000 net proceeds. This funding was also evidenced by callable secured convertible notes as follows: AJW Capital Partners, LLC invested $113,460; AJW Offshore, Ltd. invested $487,320; AJW Qualified Partners, LLC invested $316,200 and New Millenium Capital Partners II, LLC invested $13,020. The parties received the following amount of warrants: AJW Capital Partners, LLC – 152,500 warrants; AJW Offshore, Ltd. – 655,000 warrants; AJW Qualified Partners, LLC – 425,000 warrants; and New Millenium Capital Partners II, LLC – 17,500 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. After the initial investment aggregating $1,550,000 and the additional investment aggregating $930,000 by the above parties, there is an additional commitment from the parties set forth above as follows: within 2 days after the effectiveness of this registration statement, $1,240,000 subscription amount and $1,000,000 net proceeds to us.

Upon the full subscription to the Securities Purchase Agreement including the issuance of the full 5,000,000 warrants and the conversion in full of the Callable Secured Convertible Notes, the total shares being registered are 211,666,666 as follows: (i) AJW Capital Partners, LLC - 25,213,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 610,000 shares of common stock issuable in connection with the exercise of the Warrants; (ii) AJW Offshore, Ltd. - 108,293,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 2,620,000 shares of common stock issuable in connection with the exercise of the Warrants; (iii) AJW Qualified Partners, LLC – 70,266,667 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 1,700,000 shares of common stock issuable in connection with the exercise of the Warrants; and (iv) New Millenium Capital Partners II, LLC – 2,963,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 70,000 shares of common stock issuable in connection with the exercise of the Warrants

The following table sets forth the name of the selling stockholders, the number of shares of common stock beneficially owned by each of the selling stockholders as of December 1, 2005 and the number of shares of common stock being offered by the selling stockholders. The shares being offered hereby are being registered to permit public secondary trading, and the selling stockholders may offer all or part of the shares for resale from time to time. However, the selling stockholders are under no obligation to sell all or any portion of such shares nor are the selling stockholders obligated to sell any shares immediately upon effectiveness of this prospectus. All information with respect to share ownership has been furnished by the selling stockholders.

Name of selling stockholder (11)	Shares of common stock owned prior to the offering (1)	Percent of common shares owned prior to the offering	Shares of common stock to be sold in the offering (2)	Number of shares owned after the offering	Percent of shares owned after offering
AJW Partners, LLC (7)	0	0	25,823,333 (3)	0	0%
AJW Offshore, Ltd. (8)	0	0	110,913,333 (4)	0	0%

AJW Qualified Partners, LLC (9)	0	0	71,966,667 (5)	0	0%
New Millenium Capital Partners II, LLC (10)	0	0	2,963,333 (6)	0	0%

(1) Based on 25,382,818 shares issued and outstanding as of December 30, 2005. Notwithstanding this amount, 2,000,000 shares have been sent to the transfer agent for cancellation by Mr. Giltner Stevens.

(2) The conversion has been calculated based on the maximum number of shares the investors can receive in accordance with the 8% Callable Secured Convertible Notes.) The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable upon conversion of the notes and exercise of the warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the notes and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. Under the terms of the debentures, if the debentures had actually been converted on September 23, 2005, the conversion price would have been $.042. Under the terms of the debentures and the related warrants, the debentures are convertible and the warrants are exercisable by any holder only to the extent that the number of shares of common stock issuable pursuant to such securities, together with the number of shares of common stock owned by such holder and its affiliates (but not including shares of common stock underlying unconverted shares of debentures or unexercised portions of the warrants) would not exceed 4.99% of the then outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. Accordingly, the number of shares of common stock set forth in the table for the selling stockholder exceeds the number of shares of common stock that the selling stockholder could own beneficially at any given time through their ownership of the debentures and the warrants.

(3) Consists of the following shares: 25,213,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 610,000 shares of common stock issuable in connection with the exercise of the Warrants.

(4) Consists of the following shares: 108,293,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 2,620,000 shares of common stock issuable in connection with the exercise of the Warrants.

(5) Consists of the following shares: 70,266,667 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 1,700,000 shares of common stock issuable in connection with the exercise of the Warrants.

(6) Consists of the following shares: 2,893,333 shares of common stock issuable in connection with the conversion of the callable secured convertible note; and 70,000 shares of common stock issuable in connection with the exercise of the Warrants.

(7) AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC.

(8) AJW Offshore, Ltd. is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore Ltd.

(9) AJW Qualified Partners, LLC is a private investment fund that is owned by its investors and managed by AJW Manager, LLC of which Corey S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC.

(10) New Millennium Capital Partners II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II LLC of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners, LLC.

(11) None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

PLAN OF DISTRIBUTION

All of the stock owned by the selling security holders will be registered by the registration statement of which this prospectus is a part. The selling security holders may sell some or all of their shares immediately after they are registered. The selling security holders shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

* ordinary brokers transactions, which may include long or short sales,

* transactions involving cross or block trades on any securities or market where our common stock is trading,

* purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus, “at the market” to or through market makers or into an existing market for the common stock,

* in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents,

* through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or

* any combination of the foregoing, or by any other legally available means.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales, if short sales were permitted, of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The selling stockholders and any broker-dealers acting in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by them and any profit realized by them on the resale of shares as principals may be deemed underwriting compensation under the Securities Act of 1933. Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus. We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees, and such expenses are estimated to be approximately $100,000.

We have informed the selling stockholders that certain anti-manipulative rules contained in Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have furnished the selling stockholders with a copy of such rules and have informed them of the need for delivery of copies of this prospectus. The selling stockholders may also use Rule 144 under the Securities Act of 1933 to sell the shares if they meet the criteria and conform to the requirements of such rule.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In October 1988, Donald Chadwick, our director, formed Cardinal Debt Associates, L.P. (Debt) and Cardinal Equity Associates, L.P. (Equity), both of which are business development companies providing capital to small growth oriented businesses. In September 2000, Debt provided a short-term loan and line of credit to Psy Ed Corporation, a company that we undertook a share exchange transaction with in November 2003. In conjunction with the loan, Equity acquired warrants in Psy Ed. Since such time, the warrants have been exchanged as a result of the share exchange with us (previously known as East Coast Airlines) for 220,754 common shares. We still owe Debt $165,000 ($65,000 was incurred from a loan to Psy-Ed and $100,000 was incurred from a loan to us). This loan provides for interest only until the end of 2005 and is a three-year note.

Don Chadwick, one of our officers and directors, provides consulting work for us by preparing our annual tax returns. He receives a separate consulting fee for such work.

In August 2005, we condensed all loans and advances made by Joseph Valenzano, our officer and director, into an interest bearing note of $225,000 reflecting all advances made to us as through August 2005. The loan bears interest at the rate of 10% per annum and is payable on demand. It is an interest only loan.

F. Chandler Coddington is our director. He became our director on December 8, 2005. F. Chandler Coddington has served as a director of Vemics, Inc. since 2002. We just signed a material agreement with Vemics, Inc.

Other than as noted above, none of the directors, executive officers nor any member of the immediate family of any director or executive officer has been indebted to us since its inception. We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners.

DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.

Common Stock

We are presently authorized to issue 60,000,000 shares of $.0001 par value common stock. Since we require additional authorized shares to fully issue the shares being registered in this registration statement, we intend to amend our certificate of incorporation to add authorized shares of common stock no less than 500,000,000. At December 30, 2005, based on our transfer agent records, we had 25,382,818 shares of common stock outstanding. However, in May 2005, Giltner Stevens was issued 2,000,000 shares in his name, to be held in escrow as contingent security for a loan of $140,000 made by Giltner Stevens. The loan has been paid in full and Mr. Stevens has sent the 2,000,000 shares to our transfer agent for cancellation. The holders of our common stock are entitled to equal dividends and distributions when, as, and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities, except for outstanding options described above. Upon liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock

We are presently authorized to issue shares of Preferred Stock as follows: (1) Series A, $.01 par value, 5,000,000 authorized, 3,333 outstanding; (2) Series B, par value $1.00, 5,000,000 authorized, 309 outstanding.

The characteristics of our Preferred Stock are set forth below:

Preferred Stock – Series A

All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 190 shares of our common stock. The holders of Series A preferred stock have the following rights:

Dividends:
If any dividend is declared on our common stock in any fiscal year, the holders of the Series A Preferred Stock first shall be entitled to receive a dividend of $200 per share in preference to the payment of any dividends on our common stock.

Liquidation Preference

In the event of our liquidation or winding up, if the funds available for liquidation are less than $4,000,000 the holders of the Series A Preferred Stock shall be entitled to receive in full, prior to any other distribution made on our common stock, cash dividends in an amount of $25.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount, if any, has been paid in full, any of our remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our common stock. If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of our common stock.

Redemption

Upon the sale of our capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then we must offer to redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $25 per share). Notwithstanding the foregoing, if we do not have sufficient funds to redeem the Series A Preferred Stock without causing a material adverse effect on our ability to carry out our business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series A Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series A Preferred Stock have been redeemed.

Conversion

Each Share of Series A Preferred Stock is convertible into 190 shares of our common stock (subject to adjustment) at any time at the option of the holder. The Preferred Stock automatically converts into our common stock upon the consummation of a public offering by us with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series A Preferred Stock will terminate automatically upon any conversion of such shares into our common stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series A Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on all matters submitted to our shareholders for a vote or consent. Each Share of Series A Preferred Stock has voting rights equal to the number of shares of our common stock into which it converts (presently 190 for 1). Except when a separate class vote is required by law, the Series A Preferred Stock will vote with our common stock as a single class.

Preferred Stock – Series B

We are authorized to issue 5,000,000 shares of $1.00 par value cumulative Preferred Stock – Series B. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 277 shares of our Common Stock.. Holders of the Series B Preferred Stock are entitled to 10% cumulative dividend if declared by the Board of Directors. This class of stock holds liquidation preferences and is redeemable in December 2005 for face value plus accrued dividends.

Dividends:

The holders of the Series B Preferred Stock shall be entitled to cumulative dividends of 10% per share prior to us paying any dividends on the Series A Preferred Stock or our common stock.

Liquidation Preference

In the event of our liquidation or winding up, if the funds available for liquidation are less than $4,000,000 the holders of the Series B Preferred Stock shall be entitled to receive in full, prior to any other distribution made on our common stock, cash dividends in an amount of $61.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated and unpaid dividends, on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount has been paid in full, any of our remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our common stock.

If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of our common stock on a pro rata basis.

Redemption

Upon the sale by us of our capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then we must redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $61 per share). In addition, the Series B Preferred Stock is redeemable by us in December 2005 for its issue price of $61 per share plus accrued dividends. Notwithstanding the foregoing, if we do not have sufficient funds to redeem the Series B Preferred Stock without causing a material adverse effect on our ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series B Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series B Preferred Stock have been redeemed.

Conversion

Each share of Series B Preferred Stock is convertible into 277 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Series B Preferred Stock automatically converts into our common stock upon the consummation of a public offering by us with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series B Preferred Stock will terminate automatically upon any conversion of such shares into our common stock. The conversion rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series B Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series B Preferred Stock are entitled to vote on all matters submitted to our shareholders for a vote or consent. Each Share of Series B Preferred Stock has voting rights equal to the number of shares of our common stock into which it converts (presently 277 for 1). Except when a separate class vote is required by law, the Series B Preferred Stock will vote with our common stock as a single class.

Convertible Notes

In September 23, 2005, we entered into a Securities Purchase Agreement for a total subscription amount of $3,720,000 that included Stock Purchase Warrants and Callable Secured Convertible Notes with AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC. The aggregate principal amount will be $3,000,000. The $720,000 difference is attributable to original issue discount at the rate of 8% per annum and represents the redemption price at maturity calculated as 124% of the principal amount of $3,000,000. The initial funding of $1,550,000 was completed on September 23, 2005 with the following parties and evidenced by callable secured convertible notes: AJW Capital Partners, LLC invested $189,100; AJW Offshore, Ltd. invested $812,200; AJW Qualified Partners, LLC invested $527,000 and New Millenium Capital Partners II, LLC invested $21,700. The parties received the following amount of warrants: AJW Capital Partners, LLC – 256,200 warrants; AJW Offshore, Ltd. – 1,100,400 warrants; AJW Qualified Partners, LLC – 714,000 warrants; and New Millenium Capital Partners II, LLC – 29,400 warrants. On October 24, 2005, two business days after we filed the original Form SB-2, we received a $930,000 subscription amount or $750,000 net proceeds. This funding was also evidenced by callable secured convertible notes as follows: AJW Capital Partners, LLC invested $113,460; AJW Offshore, Ltd. invested $487,320; AJW Qualified Partners, LLC invested $316,200 and New Millenium Capital Partners II, LLC invested $13,020. The parties received the following amount of warrants: AJW Capital Partners, LLC – 152,500 warrants; AJW Offshore, Ltd. – 655,000 warrants; AJW Qualified Partners, LLC – 425,000 warrants; and New Millenium Capital Partners II, LLC – 17,500 warrants. The callable secured convertible notes are convertible into shares of our common stock at the lesser of a fixed conversion price of $.12 or a variable conversion price based upon an average of the lowest 3 intra-day trading prices of our common stock during the 20 days immediately prior to the conversion date multiplied by a discount of 60%. The exercise price of the warrants is $.15. After the initial investment aggregating $1,550,000 by the above parties, and an additional investment aggregating $930,000, there is an additional commitment from the parties in the percentages set forth above as follows: within 2 days after the effectiveness of this registration statement, $1,240,000 subscription amount and $1,000,000 principal amount.

Warrants

Based on our recent financing, we have also issued 3,350,000 warrants to date. In accordance with the financing set forth above, if the maximum financing amount is received, we will issue an additional 1,650,000 warrants.

Each Warrant entitles to holder to one share of our common stock. The exercise price is $.15 and is exercisable for five years from September 23, 2005.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the two most recent fiscal years ending December 31, 2004 and December 31, 2003, there have been no disagreements with Wiener Goodman & Company, P.C., our independent auditor, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

TRANSFER AGENT

Our transfer agent is Interwest Transfer Agent, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. Their telephone number is (801) 272-9294.

EXPERTS

The financial statements included in this prospectus have been audited by Wiener Goodman & Company, P.C., independent auditors, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of our common shares offered will be passed upon for us by Anslow & Jaclin, LLP, Manalapan, New Jersey 07726.

FINANCIAL STATEMENTS

We have attached to this prospectus, copies of our consolidated audited financial statements as of December 31, 2004 and 2003 and copies of our unaudited financial statements as of September 30, 2005 and September 30, 2004.

On December 30, 2005, we concluded that we would restate our previously issued unaudited consolidated financial statements and other financial information for the quarter ended September 30, 2005. These financial statements, as presented herein, reflect our restatement.

On December 29, 2005, the Company's Board of Directors concluded that theunaudited financial statements for the nine months ended September 30, 2005 required restatement because of an error in the allocation of the proceeds of the Company's convertible debt. In accordance with the accounting rules of the Securities and Exchange Commission, the Company corrected the error and allocated the proceeds attributed to the common stock and warrants issued in connection with the convertible debt to additional paid in capital, the balance of the proceeds is classified as a long-term liability. The financing costs incurred in the transaction would be classified as a deferred asset and amortized over the life of the debt. See Notes 6 and 11 to the unaudited consolidated financial statements for September 30, 2005.

Index

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(Unaudited)

	September 30, 2005
Current Assets:	
Cash	$ 36,008
Accounts receivable, less allowance for doubtful accounts of $41,000	326,517
Inventory	12,622
Prepaid expenses and other current assets	31,046
Total Current Assets	406,193
Property and equipment, net	133,573
Other assets	240,745
Total Assets	$ 780,511

See notes to unaudited consolidated financial statements

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(Unaudited)

	September 30, 2005
Current Liabilities:	
Current portion of long term debt	$ 172,593
Short-term debt	252,481
Current portion of capitalized lease obligations	13,497
Accounts payable	422,335
Accrued expenses	132,401
Due to shareholders	261,459
Deferred subscriptions and other revenues	102,252
Total Current Liabilities	1,357,018
Long-Term Liabilities:	
Long-term debt	620,939
Convertible long-term debt	1,190,123
Deferred subscriptions and other revenues	200,901
Capitalized lease obligations	17,807
Total Long-Term Liabilities	2,029,770
Total Liabilities	3,386,788
Commitments and contingencies	
Minority interests of consolidated subsidiary	7,173
Stockholders' Deficiency:	
Preferred stock:	
Series A, $.01 par value; authorized 5,000,000 shares; outstanding 3,333 shares	33
Series B, $1.00 par value; authorized 5,000,000 shares; outstanding 309 shares	309
Common stock, $.0001 par value; authorized 60,000,000 shares; outstanding 23,382,818 shares	2,338
Additional paid in capital	2,353,025
Deficit	(4,969,155)
Total Stockholders' Deficiency	(2,613,450)
Total Liabilities and Stockholders' Deficiency	$ 780,511

See notes to unaudited consolidated financial statements

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Revenue:				
Advertising revenue	$467,480	$375,992	$ 1,382,582	$ 1,463,997
Subscription revenue	76,950	68,430	180,273	243,996
On line seminars	10,000	12,500	50,000	12,500
Book Sales	8,073	18,177	57,281	69,073
Special Projects	175,444	153,415	553,931	429,496
Other revenue	-	746	1,679	2,754
Revenues	737,947	629,260	2,225,746	2,221,816
Costs and Expenses:				
Cost of sales	214,304	242,121	832,598	1,002,213
Selling, general and administrative expenses	727,141	530,803	1,771,705	1,547,379
	941,445	772,924	2,604,303	2,549,592
(Loss) from operations	(203,498)	(143,664)	(378,557)	(327,776)

(continued next page)

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	2005	2004
Other Expenses				
Loss on acquistion of interest	-	-	-	
Depreciation and amortization	(13,530)	(3,670)	(40,590)	(13,585)
Interest expense	(30,800)	(17,600)	(78,334)	(46,017)
	(44,330)	(21,270)	(118,924)	(59,602)
(Loss) before provision for income tax	(247,828)	(164,934)	(497,481)	(387,378)
Income tax provision	-	-	-	-
(Loss) before minority interests	(247,828)	(164,934)	(497,481)	(387,378)
Minority interest in income of consolidated subsidiary	-	-	(3,915)	-
Net (loss)	$ (247,828)	$ (164,934)	$ (501,396)	$ (387,378)
(Loss) per common share - basic	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
(Loss) per common share - diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average common shares outstanding - basic	23,311,133	20,279,710	23,230,855	20,279,710
Weighted average common shares outstanding - diluted	23,382,818	20,279,710	23,230,855	20,279,710

See notes to unaudited consolidated financial statements

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
Net (loss)	$ (501,396)	$ (387,378)
Adjustment to reconcile net (loss) to net cash used in operating activities:		
Depreciation and amortization	40,590	13,080
Change in bad debts reserve	-	27,000
Non-cash services	41,925	-
(Increase) decrease in operating assets:		
Accounts receivable	45,992	(175,196)
Other amounts receivable	-	
Inventory	(4,635)	287
Prepaid expenses and other current assets	(31,046)	-
Other assets	(212,085)	5,501
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(122,086)	277,618
Deferred subscriptions and other revenues	(482,629)	(52,589)
Net cash (used in) / provided by operating activities	(1,225,370)	(291,677)
Cash flows from investing activities:		
Acquisition of property and equipment	(17,932)	-
Net cash used in investing activities	(17,932)	-

See notes to unaudited consolidated financial statements

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)

	Nine Months Ended September 30,	
	2005	2004
Cash flows from financing activities:		
Proceeds from borrowings	617,542	105,128
Payments on debt	(832,149)	(13,585)
Principal payments on capitalized lease obligation	(8,917)	(20,034)
Allocation of proceeds from borrowing to value of common stock warrants	59,977	-
Proceeds from issuance of convertible long-term debt	1,190,023	-
Debt issuance expenses	(220,000)	-
Change in minority interests	-	210,000
Proceeds from shareholder	251,465	48,000
Repayments to shareholder	(23,935)	(25,200)
Net cash flows provided by financing activities	1,254,006	304,309
Net increase in cash	10,704	12,632
Cash - beginning of period	25,304	51,163
Cash - end of period	$ 36,008	$ 63,795
Cash paid during the period for:		
Interest	$ 34,513	$ 46,017
Taxes	$ -	$ -
Supplementary disclosure of non-cash investing and financing activities:		
Common stock issued for services	$ 49,125	$ -
Conversion of Minority Interest to permanent capital	$ 104,305	$ -

See notes to unaudited consolidated financial statements

EP GLOBAL COMMUNICATIONS, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Description Of Business And Summary Of Significant Accounting Policies

The consolidated balance sheet as of September 30, 2005, and the consolidated statements of operations and cash flows for the periods presented herein have been prepared by EP Global Communications, Inc. (the "Company" or "EP") in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions to Form 10-QSB and Article 10 of Regulation S-X and are unaudited.

These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of September 30, 2005 and the results of operations and cash flows for the interim periods indicated in conformity with generally accepted accounting principles applicable to interim periods.

Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the audited financial statements and notes thereto of the Company for the year ended December 31, 2004 that are included in the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 13, 2005 (the "2004 10-KSB") and the Company's Amended Form 10-KSB/A filed with the Securities and Exchange Commission on September 22, 2005 (the "2004 10-KSB/A"). The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2005.

Organization

EP Global Communications, Inc., formerly East Coast Airlines, Inc., and Subsidiaries ("EP" or the "Company"), operates its business through its subsidiary, Psy-Ed Corporation (d/b/a Exceptional Parent Magazine). EP publishes and distributes Exceptional Parent Magazine, an international publication, designed to serve the information needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continuing Medical Education Programs ("CME"); has its own library of over 1,500 disability book titles and publishes clinical monographs which are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world. EP is also actively involved in the World Congress & Exposition on Disabilities (WCD) an international event which takes place once a year and has been in existence for six years. EP is solely responsible for the educational content of this event which consists of over 100 CME and CEU accredited educational programs.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority - owned subsidiary and joint venture. The consolidated statements include 100 percent of the assets and liabilities of these subsidiaries and the ownership interests of minority participants are recorded as "Minority interests in consolidated subsidiares". All inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables.

The Company's cash and cash equivalents are concentrated primarily in two banks in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company's financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit primarily to advertisers based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on these receivables is principally dependent on each customer’s financial condition. A majority of the subscription income is received in advance and presents little risk to the Company. The Company controls its exposure to credit risk through monitoring procedures and establishes appropriate allowances for anticipated losses.

Provision for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade receivables are determined principally on the basis of specific identification and past collection experiences. Allowance for doubtful accounts on accounts receivable balances was approximately $41,000 at September 30, 2005.

Inventories

Inventories, consisting primarily of books, are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue in accordance with the guidance contained in SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB104”).

Online services advertising revenues, primarily derived from the sale of banner advertisements and sponsorships on the Company's web sites, is recognized in the period the advertising is displayed. The costs to develop this internet income are period costs and are expensed when incurred. Print publication advertising and circulation revenues are recognized, net of agency commissions and estimated returns and allowances, when publications are issued. List rental income is recognized, net of commission, when a list is sold or rented.

Deferred subscription income, net of agency commission is recorded when subscription orders are received. The Company uses a fulfillment house, which calculates the revenue to be recorded for all periods. Customers generally subscribe to the magazine for a three year period of time. Deferred subscription income represents the portion of the prepaid subscription not earned by the Company and paid for in advance of fulfillment by the Company to the customer.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Option Plan

The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board (“ABP”) Opinion No. 25 “Accounting for Stock Issued to Employees”. APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123 “Accounting for Stock-Based Compensation.”

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee and non-employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. The Company will adopt SFAS 123R beginning in the Company's first fiscal quarter of 2006. The Company is currently evaluating its position and will make its determination to account for the compensation costs either prospectively or retroactively at the time of adoption.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"(SFAS No. 123). There were no awards or outstanding compensatory options or warrants in the nine months ended September 30, 2005 or 2004; accordingly, had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2005 and 2004 consistent with the provisions of SFAS No. 123, the Company's results of operations, as reported, would not have changed.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefit of certain net operating loss carry-forward.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets. ” If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Earnings (Loss) Per Share

Basic earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year.Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common shares and potential common shares outstanding during the year. The basic weighted average shares were used in calculating the three and nine months ended September 30, 2005 diluted loss per share, as inclusion of the incremental shares shown in this calculation would be anti-dilutive. Potential common shares used in computing diluted earnings per share relate to stock options, warrants and convertible preferred stock which, if exercised, would have a dilutive effect on earnings per share. Preferred stock convertible into 719,801 shares of common stock was not included in the foregoing computation for the three and nine months ended September 30, 2005 because they were anti-dilutive. Also, none of the convertible securities described in Note 6 were included in the foregoing computation as they also would have been anti-dilutive.

Fair Value of Financial Instruments

For financial instruments including cash, accounts payable, accrued expenses and notes payable, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, if granted, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No. 123(R) is effective as to the Company as of the beginning of the Company's 2006 fiscal year. The Company is currently evaluating its position and will make its determination to account for stock-based compensation costs either prospectively or retroactively at the time of adoption. The adoption of SFAS 123(R) is not expected to have a material effect on the Company's consolidated results of operations.

In December 2004, the FASB issued SFAS No. 153, an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets". SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, an amendment to Accounting Research Bulletin No. 43 chapter 4 "Inventory Costs". SFAS No. 151 requires that abnormal costs of idle facility expenses, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Adoption of SFAS No. 151 is not expected to have a material impact on the Company's results of operations or financial position.

In May 2005 the FASB issued SFAS No. 154, "Accounting Changes and Error Correction" - a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement is effective for accounting changes and corrections made in fiscal years beginning after December 31, 2005.

This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently evaluating the impact of SFAS 154, but does not currently believe that there will be any material impact on the Company’s financial statements.

2. Property And Equipment

Property and equipment consists of the following:

Furniture and Fixtures	$389,243
Less: Accumulated Depreciation	(255,670)
	$133,573

Depreciation expense for the nine months ended September 30, 2005 and 2004 was $40,590 and $9,915, respectively.

3. Accrued Expenses

Accrued expenses consists of the following:

Commissions	$ 13,875
Professional fees	52,689
Interest	34,513
Corporate expenses	30,570
Taxes payable	755
	$132,401

4. Debt

Long Term Debt

Long-term debt at September 30, 2005 consists of the following:

Note payable to Cardinal Debt Associates, L.P., interest at 8%, due December 2008. The note is secured by a second position on the Company's accounts receivable and other assets. Interest only payments of $1,040 per month during 2005 and principal and in	$140,000
Note payable to Cardinal Debt Associates, L.P. Interest at 7% due December 2008. The note is secured by 200,000 shares of Deer Park Technologies, Inc. common stock. Interest only payments of $583 per month during 2005 and principal and interest payments	100,000
Note payable to the City of Johnstown. Interest at 3%, due November 2011. Principal and interest payments of $1,321 per month.	93,532
Note payable to First Commonweath Bank, interest at 6.25%. The note, due September 17, 2005, has been extended to December 2006 predicated on a $25,000 payment in October 2005 (that has been made) and $25,000 payable in November 2005. Thereafter, the rem	110,000
Amount payable to vendor under an extension of credit up to $350,000. Interest at 6%, due December 2008. Interest only payments of $1,366 per month during 2005 and principal and interest payments of $5,282 per month thereafter.	350,000
	793,532
Less: Current Portion	(172,593)
	$620,939

Convertible long-term debt

As of September 30, 2005, the Company recorded a liability of $1,190,123 in connection with the issuance of a callable secured convertible note. This transaction is more fully described in Note 6 – Financing (below).

Short-term debt

Short-term obligations at September 30, 2005, consists of the following:

Note payable on demand to a private individual, interest at 6%.	$ 27,500
Note payable on demand to a private individual, interest at 6%. (1)	90,000
Note payable on demand to a private individual, interest at 6%.	45,000
Non interest bearing unsecured advance from an employee	26,644
Note payable on demand to a private individual, interest at 6%.	6,000
Note payable on demand to a private individual, interest at 6%.	30,000
Unsecured line of credit with MBNA in the amount of $30,000, interest at 21.25% at March 31, 2005.	27,337
	$252,481

(1) The Company placed 2,000,000 shares of its common stock in escrow as contingent security for this borrowing. These shares are only to be issued in the event of a default on the borrowing. The shares are treated as not issued or currently outstanding.

Interest expense for the three months ended September 30, 2005 and 2004 was $30,800 and $17,600, respectively; and for the nine months ended September 30, 2005 and 2004 was $78,334 and $46,017, respectively.

5. Common Stock

On January 2, 2005, the Company issued 1,000,000 shares of its common stock to five individuals for professional services that were valued, in the aggregate, at $9,000.

On April 1, 2005, the Company issued 100,000 shares of its common stock to two individuals for professional services, that were valued, in the aggregate, at $16,200.

On May 9, 2005, the Company issued 50,000 shares of its common stock to an individual for professional services, that were valued, in the aggregate, at $4,500.

On July 27, 2005, the Company issued an aggregate of 40,000 shares of our restricted common stock for services rendered by employees and consultants. The issuance was valued at an aggregate of $4,680.

On September 30, 2005, the Company issued 50,000 shares of our restricted common stock in consideration for consulting services rendered to us. The issuance was valued at an aggregate of $2,400.

Separately, on May 9, 2005, the Company placed 2,000,000 shares of its common stock in escrow as contingent security for a borrowing from an individual (see Note 4). These shares are only to be issued in the event of a default on the borrowing. The shares are treated as not issued or currently outstanding.

6. Financing

On September 23, 2005, the Company completed financing agreements by executing a securities purchase agreement with the following entities: AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millenium Capital Partners II, LLC.

Under the securities purchase agreement, the Company will issue up to $3,720,000 in callable secured convertible notes. The notes are convertible into shares of our common stock. The conversion price is based on the lesser of $0.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The timing of the conversion is at the option of the holder. The notes are secured by a grant of a general security interest in all of our assets both tangible and intangible. In addition, our chief executive officer individually pledged 3,371,093 shares of common stock.

In addition, the Company is to issue stock purchase warrants convertible into shares of our common stock on a one for one basis. The exercise price is $.15 and the term of the warrants is 5 years.

A private investment firm received a commission of $240,000 (8% of the aggregate net proceeds of $3,000,000) for arranging for this financing.

Through September 30, 2005, the Company received net proceeds of $1,250,000 under the terms of the securities purchase agreement. The Company also received $750,000 on October 25, 2005 following the filing of a registration statement. The remaining net proceeds of $1,000,000 are expected to be received within 2 days of the registration statement being declared effective by the SEC. If the registration statement is not declared effective within 120 days after September 23, 2005, the Company must pay a penalty of 2% of the outstanding principal balance of the callable secured convertible notes for each thirty-day period that the registration statement is not declared effective.

The convertible debt instrument bears interest at 8% per annum and is due September 23, 2008.

In accordance with Emerging Issues Task Force Topic OG-27 and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both liabilities and Equity”, the Company performed calculations allocating the proceeds from the issuance of convertible debt with detachable warrants to each respective security at their fair values. The Company used the conversion value of the convertible and the calculated fair value of the warrants using the Black-Scholes valuation model as its estimate of fair value. The Company compared the allocated proceeds of the convertible debt to the difference between its conversion value and face amounts. The value of the warrants of $59,977 was recorded as a reduction of the convertible debt and, accordingly, credited to additional paid in capital. The calculated fair value of the convertible debt of $1,190,123 was recorded as a long term liability as of September 30, 2005. The convertible debt will be accreted to its face value of $1,250,000 under the interest method until it is either converted or matures. As of September 30, 2005, the accretion was not material.

If the obligation had been settled on September 30, 2005, the Company would have issued 27,777,777 shares of its common stock (with a fair value of $ 1,666,667). Under the terms of the agreement, the maximum number of shares that could be required to be issued is 82,666,667.

Provided the Company in not in default under the financing documents, it has a sufficient number of authorized shares of its common stock reserved for issuance upon full conversion of the promissory notes and its common stock is trading at or below $.15 per share, the Company shall have the right, exercisable on not less than 10 trading days prior written notice to the holders of the promissory notes, to prepay all of the outstanding promissory notes. If the Company exercises its right to prepay the promissory notes, it shall make payment to the holders of an amount in cash equal to either (i) 125% (for prepayments occurring within 30 days of the issue date of the promissory notes), (ii) 130% for prepayments occurring between 31 and 60 days of the issue date of the promissory notes, or (iii) 140% (for prepayments occurring after the 60th day following the issue date of the promissory notes, multiplied by the sum of the then outstanding principal amount of the promissory notes plus default interest.

7. Related Party Transactions

Amounts payable to officers and stockholders at September 30, 2005 consists of the following:

Note payable to Chief Executive Officer, due on demand, interest at 6%	$208,565
Amount payable to Chief Operating Officer, due on demand, interest at 6%	929
Unsecured salary deferrals payable to Chief Executive Officer	25,835
Unsecured salary deferrals payable to Chief Operating Officer	26,130
	$261,459

Interest expense associated with these amounts was $2,142 and $9,428 for the three and nine months ended September 30, 2005, respectively

8. Withdrawal of LLC member

EP Global, during September 2004, entered into a joint venture with the InforMedx Group, LLC, ("InforMedx") a subsidiary of the Conemaugh Health System of Johnstown, Pennsylvania ("Conemaugh"), to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals.

The content of the seminars is medically based in most instances. The intended audiences are professional, and aligned and family caregivers of special needs individuals. As agreed by InforMedx, the Company was responsible for managing and controlling substantially all aspects of the operation of the joint venture, including day to day operations and development and presentation of the on line educational seminars.

To implement the joint venture, EP established a limited liability company, EP Educational Network LLC, ("Network") and InforMedx agreed to pay $210,000 for a one half interest in this newly established entity. Of this amount $100,000 was received in September 2004 with the balance due September 2005.

As a result of a routine regulatory review by the Securities and Exchange Commission, the Company's board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in the Registrant's annual report on Form 10K-SB required restatement because of an error in recognizing income associated with the formation of EP Educational Network LLC.The error stemmed from recognizing, in the third quarter, the $210,000 received from InforMedx (described above) as income. After restatement, more fully described in notes to the financial statements included in the Company's amended annual report filed with the Securities and Exchange Commission, the Company has made a corresponding restatement to its previously reported third quarter 2004 results by eliminating $210,000 of income and $100,000 of other accounts receivable with a corresponding increase of $110,000 in minority interest.

In June of 2005, shortly after a change in senior management at Conemaugh, InforMedx informed the Company that it had reconsidered its continuing participation in the joint venture and made a determination that continued participation would not be consistent with Conemaugh's strategic goals. Accordingly, InforMedx has agreed to return its one-half ownership of the LLC to the company in exchange for being released from making the $110,000 contribution in September 2005. Consequently, the Company has transferred $100,000 of minority interest to additional paid in capital. Also, the minority interest was further reduced, with an offset to paid in capital, by approximately $4,000 to give effect to the amount negotiated between the Company and InforMedx that will ultimately be paid to settle the interest of InforMedx.

9. Commitments and Contingencies

On July 27, 2005, the Company received notice that an action has been commenced against the company alleging breach of contract and other causes of action seeking specific performance and other unspecified damages. The Company is continuing its evaluation of the claim and believes it has meritorious defenses. The Company intends to contest the claim vigorously. While the claim is at an early stage, the Company does not believe that an adverse outcome would materially affect its financial statements.

10. Subsequent Events

On October 20, 2005, the Company filed a registration statement with the Securities and Exchange Commission for 211,666,666 shares of its common stock in connection with the financing described in Note 6. In connection with that filing, on October 25, 2005, the Company received an additional $750,000 in connection with the securities purchase agreement.

11. Restatement

On December 29, 2005, the Company's Board of Directors concluded that the unaudited financial statements for the nine months ended September 30, 2005 required restatement because of an error in the allocation of the proceeds of the Company's convertible debt. In accordance with the accounting rules of the Securities and Exchange Commission, the Company corrected the error and allocated the proceeds attributed to the common stock and warrants issued in connection with the convertible debt to additional paid in capital, the balance of the proceeds is classified as a long-term liability. The financing costs incurred in the transaction would be classified as a deferred asset and amortized over the life of the debt.

The effect of the restatement on the Company's balance sheet was to decrease stockholders' deficiency by $970,127, increase long term liabilities by $1,190,123 and increase other assets by by $220,000. Total stockholders'deficiency as of September 30, 2005 was $2,613,450 as restated.

The effect of restatement on the Company's statement of cash flows was restating the terminology of the "proceeds of convertible debt" to proceeds from convertible debt- net of the allocation of proceeds to common stock warrants.

Two Industrial Way West, Eatontown, NJ 07724 (732) 544-8111 Fax (732) 544-8788 E-Mail: tax@wgpc.net

Wiener, Goodman
& Company, P.C.
Certified Public Accountants
& Consultants

Joel Wiener, CPA
Gerald Goodman, CPA

Memberships
SEC Practice Section of AICPA
PCPS of AICPA
American Institute of CPA
New Jersey Society of CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
EP Global Communications, Inc.

We have audited the accompanying consolidated balance sheets of EP Global Communications, Inc. and subsidiaries (the "Company") as of December 31, 2004, and the related consolidated statements of operations, stockholders' deficiency and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EP Global Communications, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 ("Restatement") to the consolidated financial statements, an error in reporting the Company's sale of an interest in InforMedx, LLC was discovered by management as a result of a regulatory review. Accordingly, the consolidated financial statements have been re-stated to correct the error.

Wiener Goodman & Company P.C.

WIENER, GOODMAN & COMPANY, P.C.
Eatontown, New Jersey
February 24, 2005, except as to notes 11, 13, 14 and 15 for which the date is August 5, 2005

EP Global Communications, Inc. And Subsidiaries
Consolidated Balance Sheet
ASSETS

	December 31,
	2004
Current Assets:	
Cash	$ 25,304
Accounts receivable, less allowance for doubtful accounts of $41,000	372,509
Inventory	7,987
Total Current Assets	405,800
Property and equipment, net	156,231
Other assets	28,660
Total Assets	$590,691

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Consolidated Balance Sheet
LIABILITIES AND STOCKHOLDERS' DEFICIENCY

	December 31, 2004
Current Liabilities:	
Current portion of long term debt	$126,587
Short-term debt	522,072
Current portion of capitalized lease obligations	12,062
Accounts payable	563,135
Accrued expenses	113,687
Due to shareholder	33,929
Deferred subscriptions and other revenues	539,076
Total Current Liabilities	1,910,548
Long-Term Liabilities:	
Long-term debt	611,571
Deferred subscriptions and other revenues	246,706
Capitalized lease obligations	28,159
Total Long-Term Liabilities	886,436
Total Liabilities	2,796,984
Commitments and contingencies	
Minority intersests of consolidated subsidiary	107,563
Stockholders' Deficiency:	
Preferred stock:	
Series A, $.01 par value; authorized 5,000,000 shares; outstanding 3,333 shares	33
Series B, $1.00 par value; authorized 5,000,000 shares; outstanding 309 shares	309
Common stock, $.0001 par value; authorized 60,000,000 shares; outstanding 22,132,818 shares	2,213
Additional paid in capital	2,151,348
Deficit	(4,467,759)
Total Stockholders' Deficiency	(2,313,856)
Total Liabilities and Stockholders' Deficiency	$590,691

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Consolidated Statements Of Operations

	Years Ended December 31,	
	2004	2003
Revenue		
Advertising revenue	$1,831,457	$2,158,778
Subscription revenue	316,150	439,053
On line seminars	125,000	65,000
Book Sales	97,489	100,605
Special Projects	223,090	484,507
Other revenue	3,754	-
Revenues	2,596,940	3,247,943
Costs and expenses		
Cost of sales	1,249,018	1,336,268
Selling, general and administrative expenses	2,212,915	1,823,269
	3,461,933	3,159,537
Income (loss) from operations	(864,993)	88,406
Other Expense:		
Depreciation	(21,675)	(15,990)
Interest expense	(64,329)	(43,704)
Other expenses	(86,004)	(59,694)
Earnings (loss) before provision for income tax	(950,997)	28,712
Income tax provision	-	-
Earnings (loss) before minority interests	(950,997)	28,712
Minority Interest in income of consolidated subsidiary	7,563	-
Net earnings (loss)	$ (958,560)	$ 28,712
Earnings (loss) per common share – basic	$ (0.05)	$ -
Earnings (loss) per common share – diluted	$ (0.05)	$ -
Weighted average common shares outstanding - basic	20,708,366	13,741,754
Weighted average common shares outstanding - diluted	20,708,366	14,486,540

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Consolidated Statement of Stockholders Deficiency

	Total	Series A Preferred Stock		Series B Preferred Stock		Common Stock			
	Total	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Number of Shares	Value of Shares	Additional Paid-In Capital	Deficit
Balance January 1, 2003	$ (1,350,285)	5,833	$ 58	1,134	$1,134	65,017	$ 650	$ 2,108,053	$(3,460,180)
Recapitalization	(50,701)					13,010,984	558	26,472	(77,731)
Balance at December 31, 2002, restated	(1,400,986)	5,833	58	1,134	1,134	13,076,001	1,208	2,134,525	(3,537,911)
Conversion of Series A Preferred Stock into Common Stock	-	(2,500)	(25)	-	-	2,750	27	(2)	-
Conversion of Series B Preferred Stock into Common Stock	-	-	-	(825)	(825)	1,320	13	812	-
Exercise of stock options	-					6,121	61	(61)	-
Issuance of common stock on the date of the reverse acquisition	724					7,240,626	724		
Net income	28,712	-	-	-	-	-	-	-	28,712
Balance at December 31, 2003	(1,371,550)	3,333	33	309	309	20,326,818	2,033	2,135,274	(3,509,199)
Issuance of Common Stock for services (valued at $.009 per share)	16,254					1,806,000	180	16,074	-
Net Loss before minority interest	(958,560)								(958,560)
Balance at December 31, 2004	$ (2,313,856)	3,333	$ 33	309	$309	22,132,818	$ 2,213	$ 2,151,348	$(4,467,759)

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Consolidated Statements Of Cash Flows

	Years Ended December 31,	
	2004	2003
Net earnings (loss)	$ (958,560)	$28,712
Adjustment to reconcile net earnings (loss) to net cash used in operating activities:		
Depreciation and amortization	21,675	15,990
Change in bad debts reserve	(13,000)	(6,000)
Non-cash services	16,254	-
(Increase) decrease in operating assets:		
Accounts receivable	(75,615)	6,422
Inventory	3,259	11,220
Prepaid expenses and other current assets	5,501	(5,501)
Other assets	(2,915)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	522,825	(49,406)
Deferred subscriptions and other revenues	199,002	(159,081)
Net cash used in operating activities	(281,574)	(157,644)
Cash flows from investing activities:		
Acquisition of property and equipment	(98,814)	-

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Consolidated Statements Of Cash Flows – Continued

	Years Ended December 31, 2004	2003
Cash flows from financing activities:		
Proceeds from borrowings	300,528	728,500
Payments on debt	(56,045)	(582,764)
Principal payments on capitalized lease obligation	(20,317)	(10,688)
Increase in minority interests	107,563	
Proceeds from shareholder	81,800	-
Repayments to shareholder	(59,000)	(12,494)
Net cash flows provided by financing activities	354,529	122,554
Net decrease in cash	(25,859)	(35,090)
Cash - beginning of year	51,163	86,253
Cash - end of year	$25,304	$ 51,163
Cash paid during the year for:		
Interest	$56,855	$42,993
Taxes	$ -	$ -
Supplementary disclosure of non-cash investing and financing activities:		
Common stock issued for services	$ 16,254	$ -
Purchase of equipment on capitalized lease obligations	$ -	$ 51,000
Recapitalization in conection with share exchange	$ -	$ (49,997)
Conversion of accounts payable to long-term note	$ 273,230	$ -

See notes to consolidated financial statements.

EP Global Communications, Inc. And Subsidiaries
Notes To Consolidated Financial Statements
December 31, 2004

1. Description Of Business And Summary Of Significant Accounting Policies

Basis of Presentation

On November 28, 2003, East Coast Airlines, Inc. ("East Coast") entered into a share exchange agreement with Psy-Ed Corporation. In connection with the share exchange, East Coast acquired the assets and assumed the liabilities of Psy-Ed Corporation. For accounting purposes, the share exchange agreement has been treated as a recapitalization of Psy-Ed Corporation as the acquirer. The financial statements prior to November 28, 2003 are those of Psy-Ed Corporation. See Note 2 of Notes to Consolidated Financial Statements.

Organization

EP Global Communications, Inc., formerly East Coast Airlines, Inc., and Subsidiaries (“EP” or the “Company”), operates its business through its subsidiary, Psy-Ed Corporation (d/b/a Exceptional Parent Magazine). EP publishes and distributes Exceptional Parent Magazine, an international publication, designed to serve the information needs of families and professionals who are involved in the care and development of children and adults with disabilities and special health care needs. EP also develops and implements online accredited Continued Medical Education Programs; has its own library of over 1,000 disability book titles and publishes clinical monographs which are disseminated to physicians, researchers and allied health care professionals as well as families and caregivers all over the world.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables.

The Company's cash and cash equivalents are concentrated primarily in two banks in the United States. At times, such deposits could be in excess of insured limits. Management believes that the financial institutions that hold the Company's financial instruments are financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

The Company grants credit primarily to advertisers based on an evaluation of the customer’s financial condition, without requiring collateral. Exposure to losses on these receivables is principally dependent on each customer’s financial condition. A majority of the subscription income is received in advance and presents little risk to the Company. The Company controls its exposure to credit risk through monitoring procedures and establishes appropriate allowances for anticipated losses.

Provision for Losses on Uncollectible Receivables

The provisions for losses on uncollectible trade receivables are determined principally on the basis of specific identification and past collection experiences. Allowances for doubtful accounts on accounts receivable balances was approximately $41,000 at December 31, 2004.

Inventories

Inventories, consisting primarily of books, are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue in accordance with the guidance contained in SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB104”).

Online services advertising revenues, primarily derived from the sale of banner advertisements and sponsorships on the Company's web sites, is recognized in the period the advertising is displayed. The costs to develop this internet income are period costs and are expensed when incurred. Print publication advertising and circulation revenues are recognized, net of agency commissions and estimated returns and allowances, when publications are issued. List rental income is recognized, net of commission, when a list is sold or rented.

Deferred subscription income, net of agency commission is recorded when subscription orders are received. The Company uses a fulfillment house, which calculates the revenue to be recorded for all periods. Customers generally subscribe to the magazine for a three year period of time. Deferred subscription income represents the portion of the prepaid subscription not earned by the Company and paid for in advance of fulfillment by the Company to the customer.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease.

Stock-Option Plan

The Company accounts for equity-based compensation issued to employees in accordance with Accounting Principles Board ("ABP") Opinion No. 25 "Accounting for Stock Issued to Employees". APB No. 25 requires the use of the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at the measurement date over the amount an employee must pay to acquire the stock. The Company makes disclosures of pro forma net earnings and earnings per share as if the fair-value-based method of accounting had been applied as required by SFAS No. 123 "Accounting for Stock-Based Compensation."

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

It also requires disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.The Company adopted the disclosure provisions of SFAS No. 148 beginning with the year ended December 31, 2002. The Company

grants stock options with exercise prices at fair market value at the date of grant. The Company will continue to account for stock-based employee compensation under the recognition and measurement principle of APB Opinion No. 25 and related interpretations through December 31, 2005.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee and non-employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective on January 1, 2006 for small business issuers. The Company will adopt SFAS 123R beginning in the Company's first fiscal quarter of 2006. The Company is currently evaluating its position and will make its determination to account for the compensation costs either prospectively or retroactively at the time of adoption.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation"(SFAS No. 123). Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 2003 consistent with the provisions of SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	For the Year Ended December 31,	
	2004	2003
Net earnings (loss) - as reported	$ (958,560)	$ 28,712
Deduct: total stock-based compensation expense determined under fair value method for all awards, net of tax	-	66,042
Net loss - pro forma	$ (958,560)	$(37,330)
(Loss) earnings per share - basic-as reported	$ (0.05)	$ -
(Loss) per share - basic-pro forma	$ (0.05)	$ -
(Loss) earnings per share - diluted-as reported	$ (0.05)	$ -
(Loss) per share - diluted-pro forma	$ (0.05)	$ -

No options or warrants were granted during the year ended December 31, 2004.

Income Taxes

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax bases of reported assets and liabilities.

The principal items giving rise to deferred taxes are certain expenses which have been deducted for financial reporting purposes which are not currently deductible for income tax purposes and the future tax benefit of certain net operating loss carryforward.

Evaluation of Long-Lived Assets

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets. " If the carrying value of the long-lived asset exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

Earnings (Loss) Per Share

Basic earnings (loss) per common share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the year.Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common shares and potential common shares outstanding during the year. The basic weighted average shares were used in calculating year ended December 31, 2004 diluted loss per share, as inclusion of the incremental shares shown in this calculation would be antidilutive. Potential common shares used in computing diluted earnings per share relate to stock options, warrants and convertible preferred stock which, if exercised, would have a dilutive effect on earnings per share.

The following table includes a reconciliation of shares used in the calculation of basic and diluted earnings (loss) per share:

	For the Year Ended December 31,	
	2004	2003
Weighted average shares outstanding – basic	20,708,366	13,741,754
Dilutive impact of options, warrants and convertible preferred stock outstanding	-	744,786
Weighted average shares oustanding – diluted *	20,708,366	14,486,540

* Preferred stock convertible into 719,801 shares of common stock was not included in the foregoing computation for 2004 because they were antidilutive.

Fair Value of Financial Instruments

For financial instruments including cash, accounts payable, accrued expenses and notes payable, it was assumed that the carrying amount approximated fair value because of the short maturities of such instruments.

New Financial Accounting Standards

In December 2004, the Financial Accounting Standard Board (“FASB”) issued Statement on Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" (revised), that will require compensation costs related to share-based payment transactions to be recognized in the financial statements.

With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. The statement also amends SFAS No. 95, "Statement of Cash Flows", to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. SFAS No. 123(R) is effective as to the Company as of the beginning of the first interim period that begins after December 15, 2005. The Company is currently evaluating its position and will make its determination to account for the compensation costs either prospectively or retroactively at the time of adoption. The adoption of SFAS 123(R) is not expected to have a material effect on the Company's reported results of operations.

In December 2004, the FASB issued SFAS No. 153 an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets". SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

In November, 2004 the FASB issued SFAS No. 151, an amendment to ARB No. 43 chapter 4 "Inventory Costs". SFAS No. 151 requires that abnormal costs of idle facility expenses, freight, handling costs and wasted material (spoilage) be recognized as current-period charges. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Adoption of SFAS No. 151 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2003, the FASB issued SFAS No. 132(R), “Employer’s Disclosure about Pensions and Other Postretirement Benefits" (revised). SFAS No. 132(R) retains disclosure requirements of the original SFAS No. 132(R) and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132(R) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of SFAS No. 132(R) did not have a material effect on the Company’s results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2/003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46(R) (revised) to address certain FIN No. 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN No. 46(R) also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN No. 46 did not have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. This interpretation clarifies that a guarantor is required to recognize, at the inception of certain types of guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted FIN No. 45 on January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Company's results of operations or financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan. The Company adopted SFAS No. 146 on January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Company's result of operations or financial position.

2. Share Acquisition Agreement

On November 28, 2003, East Coast entered into a share acquisition agreement with Psy-Ed Corporation d/b/a Exceptional Parent ("EParent"). See Note 1 of Notes to Consolidated Financial Statements.

As provided for in the share acquisition agreement, the stockholders of EParent received 190 shares of East Coast common stock in exchange for each share of EParent common stock they held.A total of 13,010,984 shares of East Coast were issued to EParent stockholders in connection with the share acquisition exchange.Immediately following the share acquisition exchange, East Coast had a total of 20,326,818 shares of common stock issued and outstanding excluding shares issuable upon conversion of Eparent's Series A and Series B Preferred Stock.

In addition, the resignations of Robert Salluzzo and Charles Youngblood from the Board of Directors of East Coast and from their positions as President and Chief Executive Officer and a Secretary, respectively, took effect upon the close of the share acquisition exchange.The EParent Board of Directors became the Board of Directors of East Coast and Joseph M. Valenzano, Jr. became the President and Chief Executive Officer.

The name of the new parent company was changed to EP Global Communications, Inc.Assuming the EParent stockholders owning all of the 3,642 EParent Series A and Series B preferred shares first convert them to EParent common shares and then exchange their common shares for 630,066 East Coast common shares, the EParent stockholders will then own approximately 65% of East Coast's outstanding common stock. While the former stockholders now own more than a majority of the issued and outstanding shares of East Coast, no individual stockholder holds enough shares to assert control over East Coast and neither East Coast or EParent is aware of any group of stockholders that is acting together in order to assert control over East Coast.

3. Property And Equipment

Property and equipment at December 31, 2004 consists of the following:

Furniture and Fixtures	$ (210,852)
Less: Accumulated Depreciation	371,311
	$160,459

Depreciation expense for the years ended December 31, 2004 and 2003 was $21,675 and $15,990, respectively.

4. Accrued Expenses

Accrued expenses at December 31, 2004 consist of the following:

Commissions	$ 26,542
Professional fees	52,478
Interest	7,772
Corporate expenses	25,395
Taxes payable	1,500
	$113,687

5. Debt

Long Term Debt

Long-term debt at December 31, 2004 consists of the following:

Note payable to Cardinal Debt Associates, L.P., interest at 8%, due December 2008. The note is secured by a second position on the Company's accounts receivable and other assets. Interest only payments of $1,040 per month during 2005 and principal and in	$156,000
Note payable to Cardinal Debt Associates, L.P. Interest at 7% due December 2008. The note is secured by 200,000 shares of Deer Park Technologies, Inc. common stock. Interest only payments of $583 per month during 2005 and principal and interest payments	100,000
Note payable to the City of Johnstown. Interest at 3%, due November 2011. Principal and interest payments of $1,321 per month.	98,929
Note payable to First Commonweath Bank. Interest at 6.25% due September 17, 2005. Interest only payment of $504 per month.	110,000
Amount payable to vendor under an extension of credit up to $350,000. Interest at 6%, due December 2008. Interest only payments of $1,366 per month during 2005 and principal and interest payments of $5,282 per month thereafter.	273,229
	738,158
Less: Current Portion	(126,587)
	$611,571

(1) This note is subordinated to Provident Bank's working capital line of credit.
(2) A shareholder of the Company collateralized the loan with shares of another public entity owned by the shareholder.

The following are maturities of long-term debt:

Years Ended December 31,	
2005	$126,587
2006	105,792
2007	112,648
2008	229,720
2009	133,914
2010 and Thereafter	29,497
	$738,158

Short-term debt

Short-term bank obligations at December 31, 2004, consists of the following:

Secured line of credit with Provident Bank in the amount of $500,000, interest at 1% over bank's prime lending rate (6.25% at December 31,2004). (1) (3)	$493,656
Unsecured line of credit with MBNA in the amount of $30,000, interest at 21.25% at December 31, 2004.	28,416
	$522,072

(3) The line of credit is secured by the Company's accounts receivable, inventory and property and equipment.The line of credit is expected to be continued subject to payments of $75,000 in both March and April 2005.

6. Capital Lease Obligation

The Company is the lessee of equipment under one capitalized lease expiring December 2008. Future minimum lease payments under the lease are as follows:

Years Ended December 31,	
2005	$ 15,995
2006	15,995
2008	15,548
Net minimum lease payments	47,538
Less: interest amount representing interest	(7,317)
Present value of net minimum lease payment	40,221
Less: current portion	(12,062)
Long term portion	$ 28,159

7. Related Party Transactions

Note payable to officer/stockholder at December 31, 2004 consists of the following:

Note payable to Chief Executive Officer, due on demand, interest at 6%	$ 33,000
Amount payable to Chief Operating Officer, due on demand, interest at 6%	929
	$ 33,929

See Note 9 of the Notes to Consolidated Financial Statements for other related party transactions

8. Income Taxes

The liability method, prescribed by SFAS No. 109, “Accounting for Income Taxes”, is used by the Company in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

During the year ended December 31, 2004, the Company recorded a deferred tax asset associated with its net operating loss (“NOL”) carryforwards of approximately $2,250,000 that was fully offset by a valuation allowance due to the determination that it was more likely than not that the Company would be unable to utilize these benefits in the foreseeable future. The Company’s NOL carryforward expires beginning in 2010 through 2017.

There is no provision for income taxes for the years ended December 31, 2004 and 2003 as there was no taxable income in either year.

The types of temporary differences between tax basis of assets and liabilities and their financial reporting amounts that give rise to the deferred tax liability and deferred tax asset and their approximate tax effects are as follows:

	December 31, 2004	
	Temporary Difference	Tax Effect
Net operating loss carryforward	$ 2,242,144	$ 762,320
Valuation Account	(2,242,144)	(762,320)
	$-	$-

The provision for income taxes on earnings differs from the amount computed using the federal statutory rate of 34% as a result of the following:

	For the Year Ended December 31,	
	2004	2003
Federal taxes at statutory rate - 34%	$(323,339)	$ 9,762
State income taxes net of federal benefit	(5,000)	(2,153)
Unused (used) net operating losses	330,000	(7,500)
Other	(1,661)	(109)
Provision for income taxes	$-	$-

See Note 2 regarding the Company's business combination pursuant to a share acquisition agreement. The business combination was a tax-free merger pursuant to Internal Revenue Code Section 368. Accordingly, in connection with this merger, the Company's ultimate recognition of its NOL became subject to Internal Revenue Code Section 382.

The general tax principle underlying Code Section 382 is that losses incurred by a corporation may be utilized by offsetting income it later generates, as long as its separate existence and the identity of its major shareholders are basically unchanged. However, significant limitations to the use of the Company's NOL may apply if there is an ownership change. The testing period is defined as the three-year period ending on the day of any shift involving a five-percent shareholder or the equity structure.

While the Company does not believe the ultimate realization of its NOL carryforward will be impacted by the merger, it can give no assurance that limitations that may exist under the prevailing, or future, Code Section 382 will not apply.

9. Stock Issued for Services

For the year ended December 31, 2004, the Company issued 1,806,000 shares of the Company's common stock to employees and non-employees as stock-based compensation in the amount of $16,254. Of the amounts 800,000 shares ($7,200) were issued to officers of the Company (a related party transaction). The Company accounts for the services using the fair market value of the services rendered.

10. Stockholders' Deficiency

Common Stock

The Company is authorized to issue 60,000,000 shares of $.001 par value common stock. All the outstanding Common Stock is fully paid and non-assessable.

Preferred Stock – Series A

The Company is authorized to issue 5,000,000 shares of $ .01 par value Preferred Stock – Series A. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 190 shares of the Company’s Common Stock. The holders of Series A preferred Stock have the following rights.

Dividends:

If any dividend is declared on the Company's Common Stock in any fiscal year, the holders of the Series A Preferred Stock first shall be entitled to receive a dividend of $200 per share in preference to the payment of any dividends on the Company's Common Stock.

Liquidation Preference

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series A Preferred Stock shall be entitled to receive in full, prior to any other distribution made on the Company's Common Stock, cash dividends in an amount of $25.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount, if any, has been paid in full, any of the Company's remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock. If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of the Company's Common Stock.

Redemption

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must offer to redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $25 per share). Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series A Preferred Stock without causing a material adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series A Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series A Preferred Stock have been redeemed.

Conversion

Each Share of Series A Preferred Stock is convertible into 190 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series A Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The Conversion Rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series A Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series A Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each Share of Series A Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 190 for 1). Except when a separate class vote is required by law, the Series A Preferred Stock will vote with the Common Stock as a single class.

Preferred Stock – Series B

The Company is authorized to issue 5,000,000 shares of $1.00 par value cumulative Preferred Stock – Series B. All the outstanding Preferred Stock is fully paid and non-assessable. Each share of the Preferred Stock is convertible, at the option of the holder at any time, into 277 shares of the Company's Common Stock..

Holders of the Series B Preferred Stock are entitled to 10% cumulative dividend if declared by the Board of Directors. This class of stock holds liquidation preferences and is redeemable in December 2005 for face value plus accrued dividends.

Dividends:

The holders of the Series B Preferred Stock shall be entitled to cumulative dividends of 10% per share prior to the Company paying any dividends on the Series A Preferred Stock or its Common Stock.

Liquidation Preference

In the event of any liquidation or winding up of the Company, if the funds available for liquidation are less than $4,000,000 the holders of the Series B Preferred Stock shall be entitled to receive in full, prior to any other distribution made on the Company's Common Stock, cash dividends in an amount of $61.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares), plus all accumulated and unpaid dividends, on an equal basis with any distribution to be made to the holders of the Series B Preferred Stock.

After this preferred amount has been paid in full, any of the Company's remaining funds and assets legally available for distribution to shareholders will be distributed on an as-converted basis to the holders of the shares of Series A and Series B Preferred Stock and our Common Stock.

If the funds available for distribution to stockholders on liquidation is greater than $4,000,000, then such funds will be distributed to the holders of the Series A Preferred Stock and Series B Preferred Stock (on a pro rata basis based on the number of shares of common stock into which all such shares of preferred stock are convertible) and the holders of Company's Common Stock on a pro rata basis.

Redemption

Upon the sale by the Company of its capital stock which results in 51% of capital stock being held by persons other than those who held its capital stock on September 30, 1995 then the Company must redeem the Series A Preferred Stock at a price equal to two times the conversion price of the Series A Preferred Stock (currently $61 per share). In addition, the Series B Preferred Stock is redeemable by the Company in December 2005 for its issue price of $61 per share plus accrued dividends. Notwithstanding the foregoing, if the Company does not have sufficient funds to redeem the Series B Preferred Stock without causing a material adverse effect on the Company's ability to carry out its business, only the funds that are available that will not cause such material adverse effect shall be used to redeem the Series B Preferred Stock. This redemption requirement will continue until such time as all of the shares of Series B Preferred Stock have been redeemed.

Conversion

Each share of Series B Preferred Stock is convertible into 277 shares of Common Stock (subject to adjustment) at any time at the option of the holder. The Series B Preferred Stock automatically converts into the Company's Common Stock upon the consummation of a public offering by the Company with aggregate proceeds or fair market value in excess of $4,000,000. All rights incident to a share of Series B Preferred Stock will terminate automatically upon any conversion of such shares into Common Stock. The Conversion Rate will be subject to appropriate adjustment upon any stock split, reverse stock split or stock dividend or similar transaction.

Anti-dilution Adjustments:

The Series B Preferred Stock provides for proportional adjustments to the conversion rate for stock splits, dividends, recapitalizations and similar transactions.

Voting Rights

Holders of the Series B Preferred Stock are entitled to vote on all matters submitted to the Company's shareholders for a vote or consent. Each Share of Series B Preferred Stock has voting rights equal to the number of shares of Common Stock into which it converts (presently 277 for 1). Except when a separate class vote is required by law, the Series B Preferred Stock will vote with the Common Stock as a single class.

11. Sale Of Interest In LLC

EP Global, during September 2004, entered into a joint venture with the InforMedx Group, LLC, ("InforMedx") a subsidiary of the Conemaugh Health System of Johnstown, Pennsylvania, to promote on line educational seminars, using a web based medium presenting topics that relate to the care of special needs individuals. The content of the seminars is medically based in most instances. The intended audiences are professional, and aligned and family caregivers of special needs individuals.

To implement the joint venture, EP has established a limited liability company, EP Educational Network LLC, ("Network") and InforMedx agreed to pay $210,000 for a one half interest in this newly established entity. Of this amount $100,000 was received in September 2004 with the balance due September 2005.

All content used is to remain the property of EP with any jointly developed content being the property of seminars with each of the parties able to utilize the content in any manner so long as that use is not disruptive to the purpose, intent or in conflict with the business activities of seminars. Profits are to allocated based on the ownership ratio.

EP has recognized the transaction as an addition to minority interest.

In June of 2005, InforMedx informed the Company that it had reconsidered its continuing participation in the joint venture and made a determination that continued participation would not be consistent with Conemaugh's strategic goals. Accordingly, InforMedx has agreed to return its one-half interest to the Company and be released from its obligation to pay the Company $110,000 in September 2005.

12. Minority Interests

Minority interests consist of a fifty percent (50%) ownership interest in EP Educational Network LLC, (see Note 11). The income from the operation of the entity and its respective minority interests have been reflected in the Company's statement of operations for the year ended 2004. The amount on the Company's balance sheet represents the minority interests at December 31, 2004

13. Commitments and Contingencies

Operating Leases

The Company has operating leases for office space expiring in 2006 and office equipment expiring in 2008.Total operating lease expense amounted to $111,988 and $102,035 in 2004 and 2003, respectively. Subsequent lease payments are as follows:

Years Ended December 31,	
2005	$ 167,794
2006	125,449
2007	2,836
2008	-
2009	-
Thereafter	-
	$ 296,079

Legal Proceedings

The Company is a plaintiff against a former director and shareholder who has not satisfied the terms of his agreement with the Company of April 1998. The action resulted in the Company suspending payments to him under that agreement which at the time of suspension had a balance of $119,651. It is the opinion of the Company's attorneys that the Company will not be liable for the payments and that the amount of damages being sought as compensation to the Company far exceeds the contract balance.

On July 27, 2005, the Company received notice that an action has been commenced against the company alleging breach of contract and other causes of action seeking specific performance and other unspecified damages. The Company is continuing its evaluation of the claim and believes it has meritorious defenses. The Company intends to contest the claim vigorously. While the claim is at an early stage, the Company does not believe that an adverse outcome would materially affect its financial statements.

14. Restatement

On August 3, 2005, as a result of a routine regulatory review by the Securities and Exchange Commission, the Company's board of directors concluded that the financial statements for the year ended December 31, 2004 as issued in the Registrant's annual report on Form 10K-SB required restatement because of an error in recognizing income associated with the formation of EP Educational Network LLC (see Note 11). The error was corrected by recognizing funds received as additional minority interest.

The following table shows the effect of the restatement on the consolidated balance sheet as of December 31, 2004.

	December 31, 2004	
	Original Filing	Restated
Current Assets	$ 515,800	$ 405,800
Other Assets	184,891	184,891
Total Assets	$ 700,691	$ 590,691
Current Liabilities	$ 1,902,985	$ 1,910,548
Other Liabilities	886,436	886,436
Liabilities	2,789,421	2,796,984
Minority intersests of consolidated subsidiary	7,563	107,563
Stockholders' Deficiency	(2,096,293)	(2,313,856)
Liabilities and Stockholders' Deficiency	$ 700,691	$ 590,691

The following table shows the effect of the restatement on the consolidated statement of operations for the year ended December 31, 2004. (The restatement had no effect on the consolidated statement of operations for any other period.)

	Year ended December 31, 2004	
	Original Filing	Restated
Revenues	$2,594,186	$ 2,596,940
Cost of sales	1,249,018	1,249,018
Selling, general and administrative expenses	2,210,161	2,212,915
Operating Expenses	3,459,179	3,461,933
Income (loss) from operations	(864,993)	(864,993)
Other income / (expense):		
Gain on the sale of interest in Limited Liability Company	210,000	
Depreciation	(21,675)	(21,675)
Interest expense	(64,329)	(64,329)
Other income / (expenses)	123,996	(86,004)
Loss before provision for income tax	(740,997)	(950,997)
Income tax provision	-	-
Loss before minority interests	(740,997)	(950,997)
Minority Interest in income of consolidated subsidiary	7,563	7,563
Net Loss	$ (748,560)	$ (958,560)

The restatement had no substantive effect on the consolidated statement of changes in stockholders' deficiency for the year ended December 31, 2004. The restatement also had no substantive effect on the consolidated statement of changes in stockholders' deficiency for the year ended December 31, 2003 except that the statement was retroactively restated for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer's and acquirer's stock with an offset to paid in capital.

The following table shows the effect of the restatement on the consolidated statement of cash flows for the year ended December 31, 2004. (The restatement had no effect on the consolidated statement of cash flows for any other period.)

	Year ended December 31, 2004	
	Original Filing	Restated
Net earnings (loss)	$ (748,560)	$ (958,560)
Adjustment to reconcile net earnings (loss) to net cash used in operating activities:		
Depreciation and amortization	21,675	21,675
Change in bad debts reserve	(13,000)	(13,000)
Minority interest share of income		
Non-cash services	16,254	16,254
(Increase) decrease in operating assets:		
Accounts receivable	(75,615)	(75,615)
Other amounts receivable	(110,000)	-
Inventory	3,259	3,259
Prepaid expenses and other current assets	5,501	5,501
Other assets	(2,915)	(2,915)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	522,825	522,825
Deferred subscriptions and other revenues	199,002	199,002
Other, Net	-	-
Net cash used in operating activities	(181,574)	(281,574)
Cash flows from investing activities:		
Acquisition of property and equipment	(98,814)	(98,814)
Net cash used in investing activities	(98,814)	(98,814)

Cash flows from financing activities:		
Proceeds from borrowings	300,528	300,528
Payments on debt	(56,045)	(56,045)
Principal payments on capitalized lease obligation	(20,317)	(20,317)
	-	-
Increase in minority interests	7,563	107,563
Proceeds from shareholder	81,800	81,800
Repayments to shareholder	(59,000)	(59,000)
Net cash flows provided by financing activities	254,529	354,529
Net decrease in cash	(25,859)	(25,859)
Cash - beginning of year	51,163	51,163
Cash - end of year	$25,304	$25,304

15. Subsequent Events

In June of 2005, the minority interest in the consolidated financial statements informed the Company that it had reconsidered its continuing participation. See Note 11.

As described in Note 13, on July 27, 2005, the Company received notice that an action has been commenced against the company alleging breach of contract and other causes of action seeking specific performance and other unspecified damages.

EP GLOBAL COMMUNICATIONS, INC.

206,666,666 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE CONVERSION OF PROMISSORY NOTES
5,000,000 SHARES OF COMMON STOCK ISSUABLE IN CONNECTION WITH THE EXERCISE OF WARRANTS

PROSPECTUS

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY COMMON STOCK IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

UNTIL __________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

Our Certificate of Incorporation and By-laws provide that we shall indemnify to the fullest extent permitted by Delaware law any person whom we may indemnify thereunder, including our directors, officers, employees and agents. Such indemnification (other than as ordered by a court) shall be made by us only upon a determination that indemnification is proper in the circumstances because the individual met the applicable standard of conduct i.e., such person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interest. Advances for such indemnification may be made pending such determination. Such determination shall be made by a majority vote of a quorum consisting of disinterested directors, or by independent legal counsel or by the stockholders. In addition, our Certificate of Incorporation provides for the elimination, to the extent permitted by Delaware, of personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty as directors.

We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant; none shall be borne by any selling stockholders.

SEC registration fee	$	1,061
Legal fees and expenses (1)	$	50,000
Accounting fees and expenses (1)	$	$7,500
Miscellaneous and Printing fees (1)	$	10,000
Total (1)	$	$68,561

(1) Estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

On March 4, 2003, our Board of Directors authorized a forward stock split of all of our issued and outstanding shares of common stock on the basis of 25.2 common shares for 1 common share outstanding, issueable to holders of record as of March 5, 2003. Accordingly, our 754,500 outstanding common shares held of record on March 5, 2003 were forward split and resulted in 19,013,400 common shares outstanding as of that date. The 25.2 forward stock split was in the form of a stock dividend.

On August 28, 2003, we issued 100,000 shares of our restricted common stock to Cardinal Equity Associates, L.P. in consideration for $5,000 cash consideration. The issuance was valued at $.05 per share or $5,000. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Cardinal Equity Associates, L.P. was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Cardinal Equity Associates, L.P. had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On February 4, 2004, we issued an aggregate of 12,282,481 shares of our restricted common stock to the following parties pursuant to the November 28, 2003 Share Acquisition Agreement with Psy-Ed Corporation: Charles Alberta – 287,526 shares; Lorraine Anderson – 27,680 shares; Peter Arnold – 74,217 shares; PHT Pediatrics – 22,144 shares; George Carmel – 27,680 shares; Dorothy Carver – 108,125 shares; Robert Castaldi – 28,545 shares; Cardinal Associates, L.P. – 692,000 shares; Cardinal Equity Associates, L.P. – 120,754 shares; EP Associates LLP – 1,471,884 shares; Doris DeFina – 100,513 shares; Dolores DeFina – 12,283 shares; Joseph Ferrante – 5,536 shares; Glenn M. Friedman – 27,680 shares; Theresa Glickstein – 190,300 shares; Eythan Hirsch Trust – 24,393 shares; Nathan Hirsch Trust – 24,393 shares; Phoenix Pediatrics, Ltd. Profit Sharing Plan – 91,344 shares; Ralph Ianuzzi – 213,655 shares; Stephen Ianuzzi – 213,655 shares; Vanessa Ira – 6,055 shares; Richard Koff – 27,680 shares; Sigma Tau Pharmaceuticals Inc. – 2,206,615 shares; Alan Landers MD, PC Retirement Plan & Trust – 152,240; Allen Landers – 152,240 shares; Terri Laurens – 107,260 shares; Bridget Lyne – 48,613 shares; Lisa Median – 17,646 shares; Roxanne Miller – 48,440 shares; Barbara Nastro – 103,800 shares; John Patten – 261,403 shares; Gerald Piaget – 28,372 shares; Steven Poslusnzy – 41,520 shares; Ronald Richards – 51,900 shares; Kenneth Rosano – 170,924 shares; BOTA Foundation – 22,663 shares; Richard Scalici – 27,680 shares; The Schleifer Family Trust – 30,448 shares; Jane Carlise Spivey – 279,568 shares; Maureen Sprong – 13,840 shares; Peter Straino – 113,488 shares; Estelle Turner Trust – 178,190 shares; Patricia Valenzano IRA – 24,393 shares; Stefanie Valenzano – 89,268 shares; Donald Valenzano – 113,488 shares; Matthew Valenzano – 107,260 shares; Joseph M. Valenzano, Jr. – 3,871,048 shares; Matthew Weber Custodian for Mark Wever – 27,680 shares and Herbert Whitaker – 194,452 shares. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The above investors were sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the above investors had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On April 14, 2004, we issued an aggregate of 775,611 shares of our restricted common stock to the following parties pursuant to the November 28, 2003 Share Acquisition Agreement with Psy-Ed Corporation **:**Monroe Carmel – 27,680 shares; Debra D'Agostino – 2,941 shares; Tracey Habich – 8,650 shares; Bernard Koff – 386,880 shares; Leonard M. LaFebre – 53,630 shares; John McKenna – 13,840 shares; Judith Parmet – 173,000 shares; Gerald Piaget – 45,326 shares; John Prelich – 27,680 shares; Milton Seligman – 2,768 shares; Leroy Whitaker – 2,768 shares and Julie Hacker – 30,448 shares. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The above investors were sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the above investors had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On August 18, 2004, we issued 800,000 shares of our restricted common stock to Michael Pisani in consideration for business consulting services rendered to us. The issuance was valued at $.009 per share or $7,200. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. Pisani was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. Pisani had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On August 18, 2004, we issued 200,000 shares of our restricted common stock to Patrick J. O'Neil in consideration for legal services rendered to us. The issuance was valued at $.009 per share or $1,800.Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. O'Neil was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. O'Neil had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On October 5, 2004, we issued an aggregate of 6,000 shares of our restricted common stock to the following members of our board of directors in consideration for their attendance at a board meeting: David Hirsch – 1,000 shares; John F. Crowley – 1,000 shares; Donald Chadwick – 1,000 shares; Admiral Raymond Smith – 1,000 shares; Gregg LaPointe – 1,000 shares; and Ed McCabe – 1,000 shares. The issuance was valued at $.009 per share or $54. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The above investors were sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the above investors had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On December 10, 2004, we issued 500,000 shares of our restricted common stock to Joseph M. Valenzano, Jr. in consideration for management services rendered to us. The issuance was valued at $.009 per share or $4,500. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. Valenzano was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. Valenzano had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On December 10, 2004, we issued 300,000 shares of our restricted common stock to Mary W. Salluzzo, the wife of our officer, Robert Salluzzo, in consideration for management services rendered by Robert Salluzzo,to us. The issuance was valued at $.009 per share or $2,700. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Ms. Salluzzo was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Ms. Salluzzo had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On January 2, 2005, we issued an aggregate of 1,000,000 shares of our restricted common stock to the following parties in consideration for professional services rendered to us: Carolina Menendez Hernandez – 200,000 shares; Cesar Alonso Alquequi – 200,000 shares; Juan Camprubi Sala – 200,000 shares; George Sukomyk – 200,000 shares; and Michael Miller – 200,000 shares. The issuance was valued at $.009 per share or $9,000. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The above parties were sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the above parties had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On February 9, 2005, we issued 80,000 shares of our restricted common stock to Edwin A. McCabe in consideration for professional services rendered to us. The issuance was valued at $.162 per share or $12,960. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. McCabe was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. McCabe had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On February 9, 2005, we issued 20,000 shares of our restricted common stock to Hiwshaw & Culbertson LLP in consideration for professional services rendered to us. The issuance was valued at $.162 per share or $3,240. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Hiwshaw & Culbertson LLP was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Hishaw & Culbertson LLP had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On May 9, 2005, we issued 50,000 shares of our restricted common stock to Matthew Valenzano in consideration for services rendered to us as an employee.-. The issuance was valued at $.09 per share or $4,500. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. Valenzano was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. Valenzano had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On July 27, 2005, we issued an aggregate of 40,000 shares of our restricted common stock to the following parties in consideration for services rendered as employees (except for Mr. Grennell whose issuance was based on business consulting services)**:** Laurie Carmack – 5,000 shares; Dennis Grenell – 5,000 shares; Linda Quinn – 5,000 shares; Seth McKinley – 5,000 shares; Nikki Prevenslik – 5,000 shares; and Angela J. Berzonski – 15,000 shares. The issuance was valued at $.117 per share or $ 4,680. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The above investors were sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the above investors had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On September 23, 2005, we completed a financing agreement by signing a securities purchase agreement for a maximum of $3,720,000. The initial closing was for financing of the principal amount of $1,550,000 of the $3,720,000 for which we issued callable secured convertible notes. The initial funding was undertaken as follows: AJW Partners, LLC - $189,100; AJW Offshore, Ltd. - $812,200; AJW Qualified Partners, LLC - $527,000; and New Millenium Capital Partners II, LLC - $21,700. Under the securities purchase agreement, we will receive the principal amount of $930,000 within 2 days of filing this SB-2 registration statement (this has been funded – see below); and the final principal amount of $1,240,000 within 2 days after this registration statement is declared effective. At both times, we will issue callable secured convertible notes for such amounts. The note is convertible into our common shares at the lesser of either $.12 or the average of the lowest 3 intra-day trading prices during the 20 trading days immediately prior to the conversion date discounted by 40%. The investors in the financing shall not be entitled to convert the promissory note if such conversion would result in any investor solely owning more than 4.99% of our outstanding shares of common stock.

Based on our recent financing, we have also issued 2,100,000 warrants convertible into shares of our common stock. Upon the maximum funding of $3,720,000 set forth in the securities purchase agreement, we will issue a maximum aggregate of 5,000,000 warrants.

Each Warrant entitles to holder to one share of our common stock. The exercise price is $.15 and is exercisable for five years from the date of issuance. For the 2,100,000 warrants issued on September 23, 2005, the expiration date is September 23, 2010.

The convertible notes and the warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The note holders set forth above were each sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the note holders set forth above had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On September 30, 2005, we issued 10,000 shares of our restricted common stock to Dennis Grenell in consideration for consulting services rendered to us for business consulting. The issuance was valued at $.048 per share or $ 480. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Mr. Grenell was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, Mr. Grenell had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On September 30, 2005, we issued 50,000 shares of our restricted common stock to the Estelle Turner Trust in consideration for consulting services rendered by Harold Turner to us. The issuance was valued at $.048 per share or $ 2,400. Our shares were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The Estellee Turner Trust was a sophisticated investor and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, The Estelle Turner Trust had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

On October 24, 2005, two business days after we filed the original Form SB-2, we received a $930,000 subscription amount or $750,000 net proceeds. This funding was evidenced by callable secured convertible notes as follows: AJW Capital Partners, LLC invested $113,460; AJW Offshore, Ltd. invested $487,320; AJW Qualified Partners, LLC invested $316,200 and New Millenium Capital Partners II, LLC invested $13,020. The parties received the following amount of warrants: AJW Capital Partners, LLC – 152,500 warrants; AJW Offshore, Ltd. – 655,000 warrants; AJW Qualified Partners, LLC – 425,000 warrants; and New Millenium Capital Partners II, LLC – 17,500 warrants.

Each Warrant entitles to holder to one share of our common stock. The exercise price is $.15 and is exercisable for five years from the date of issuance. For the 1,250,000 warrants issued on October 24, 2005, the expiration date is October 24, 2010.

The convertible notes and the warrants were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933. No commissions were paid for the issuance of such shares. The above issuance of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. The note holders set forth above were each sophisticated investors and had access to information normally provided in a prospectus regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the note holders set forth above had the necessary investment intent as required by Section 4(2) since she agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a "public offering." Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transaction.

All of the above issuances of shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance of such shares by us did not involve a public offering. Each of these shareholders was a sophisticated investor and had access to information regarding us. The offering was not a "public offering" as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received a share certificate bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. These restrictions ensure that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for the above transactions.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits:

The following exhibits are filed as part of this registration statement:

EXHIBIT	DESCRIPTION
3.1	Articles of Incorporation and Amendments (1)
3.2	By-Laws (1)
5.1	Opinion and Consent of Anslow & Jaclin, LLP
10.1	Securities Purchase Agreement for $3,720,000 Financing (1)
10.2	Form of Callable Secured Convertible Note (1)
10.3	Form of Stock Purchase Warrant (1)
10.4	Joseph M. Valenzano, Jr. Employment Agreement (1)
10.5	Demand Loan Agreement dated August 31, 2005 made by us to Joseph M. Valenzano, Jr. as the holder (1)
10.6	Printing Contract with Transcontinental Printing & Graphics, Inc. (1)
10.7	EBSCO Publishing, Inc. License Agreement (not executed) (1)
10.8	Booke and Company, Inc. Investor Relations Agreement (1)
10.9	Stock Option Agreements for Stephen B. Booke and Gerald A. Amato (1)
10.10	Registration Rights Agreement for $3,720,000 Financing (2)
10.11	Cardinal Debt Associates, L.P. Promissory Notes (2)
10.12	Vemics, Inc. Agreement
10.13	Child Neurology Foundation Joint Vnture Agreement
10.14	ProCirc Inc. Agreement
21.1	Subsidiaries List (1)
23.1	Consent of Wiener, Goodman & Company, P.C., Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on signature page of Registration Statement)

(1) Filed with original SB-2 filing on October 20, 2005 (SEC File No. 333-129153)
(2) Filed with Amendment No. 1 to Form SB-2 on December 5, 2005 (SEC File No. 333-129153)

ITEM 28. UNDERTAKINGS.

(A) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) Undertaking Required by Regulation S-B, Item 512(e).

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in

the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(C) Undertaking Required by Regulation S-B, Item 512(f)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Johnstown, State of Pennsylvania, on the 30th day of December, 2005.

EP GLOBAL COMMUNICATIONS, INC.

By: *<u>/S/ Joseph M. Valenzano, Jr.</u>*

Joseph M. Valenzano, Jr.

President, Chief Executive Officer

and Director

By: *<u>/S/Robert J. Salluzzo</u>*

Robert J. Saluzzo

Chief Financial Officer, Chief Operating Officer, Chief Accounting Officer and Director

POWER OF ATTORNEY

The undersigned directors and officers of EP Global Communications, Inc. hereby constitute and appoint Joseph M. Valenzano, Jr., with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys- in-fact, or any them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
<u>/S/JOSEPH M. VALENZANO, JR.</u> JOSEPH M. VALENZANO, JR.	President, Chief Executive Officer and Director	December 30, 2005
<u>/S/ ROBERT J. SALLUZZO</u> ROBERT J. SALLUZZO	Chief Financial Officer, Chief Operating Officer, Chief Accounting Officer and Director	December 30, 2005
<u>/S/ DONALD CHADWICK</u> DONALD CHADWICK	Secretary, Treasurer and Director	December 30, 2005
<u>/S/ DAVID HIRSCH</u> DAVID HIRSCH	Director	December 30, 2005
<u>/S/WILLIAM BLEIL</u> WILLIAM BLEIL	Director	December 30, 2005
<u>/S/ RAYMOND C. SMITH</u> RAYMOND C. SMITH	Director	December 30, 2005
<u>/S/ DIANE JONES</u> DIANE JONES	Director	December 30, 2005
<u>/S/ ANTOINETTE J.G. HILL</u> ANTOINETTE HILL	Director	December 30, 2005
<u>/S/ F. CHANDLER CODDINGTON , JR..</u> F. CHANDLER CODDINGTON	Director	December 30, 2005